     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996



                                                      REGISTRATION NO. 333-04539

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                         WINTHROP RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

              MINNESOTA                                 41-1415469
     (State or other jurisdiction                    (I.R.S. Employer
  of incorporation or organization)                Identification No.)

                         ------------------------------

                                1015 OPUS CENTER
                              9900 BREN ROAD EAST
                          MINNETONKA, MINNESOTA 55343
                                 (612) 936-0226

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                                 JOHN L. MORGAN
                         WINTHROP RESOURCES CORPORATION
                                1015 OPUS CENTER
                              9900 BREN ROAD EAST
                          MINNETONKA, MINNESOTA 55343
                                 (612) 936-0226

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

         Thomas R. Marek, Esq.                    Patrick Delaney, Esq.
         Michael J. Kolar, Esq.                  Robert E. Tunheim, Esq.
      Oppenheimer Wolff & Donnelly             Lindquist & Vennum P.L.L.P.
45 South Seventh Street, 3400 Plaza VII     80 South Eighth Street, Suite 4200
      Minneapolis, Minnesota 55402             Minneapolis, Minnesota 55402
             (612) 344-9300                           (612) 371-3211

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         WINTHROP RESOURCES CORPORATION

                            ------------------------

                 CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B)
                   OF REGULATION S-K SHOWING LOCATION IN THE
                     PROSPECTUS OF INFORMATION REQUIRED BY
                          ITEMS OF PART I OF FORM S-2

ITEM NUMBER AND CAPTION                           LOCATION IN PROSPECTUS
- -----------------------------------------  ------------------------------------
 1.  Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus.................  Outside Front Cover Page
 2.  Inside Front and Outside Back Cover
      Pages of Prospectus................  Inside Front Cover Page; Outside
                                           Back Cover Page; Available
                                            Information; Documents Incorporated
                                            by Reference
 3.  Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges............................  Prospectus Summary; Risk Factors;
                                            Capitalization
 4.  Use of Proceeds.....................  Use of Proceeds
 5.  Determination of Offering Price.....                   *
 6.  Dilution............................                   *
 7.  Selling Security Holders............  Principal and Selling Shareholders
 8.  Plan of Distribution................  Outside Front Cover Page;
                                           Underwriting
 9.  Description of Securities to be
      Registered.........................  Outside Front Cover Page; Prospectus
                                            Summary; Dividend Policy;
                                            Capitalization; Description of
                                            Capital Stock; Description of Notes
10.  Interests of Named Experts and
      Counsel............................  Legal Matters; Experts
11.  Information with Respect to the
      Registrant.........................  Outside Front Cover Page; Inside
                                           Front Cover Page; Prospectus
                                            Summary; Risk Factors; Use of
                                            Proceeds; Price Range of Common
                                            Stock; Dividend Policy; Selected
                                            Financial and Other Data;
                                            Management's Discussion and
                                            Analysis of Financial Condition and
                                            Results of Operations; Business;
                                            Management; Principal and Selling
                                            Shareholders; Description of
                                            Capital Stock; Description of
                                            Notes; Consolidated Financial
                                            Statements
12.  Incorporation of Certain Information
      by Documents Incorporated by
      Reference..........................  Documents Incorporated by Reference
13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................                   *

- ------------
*Omitted from Prospectus because item is inapplicable or answer is in the negative.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS         SUBJECT TO COMPLETION, DATED JUNE 17, 1996

DATED       , 1996

                         WINTHROP RESOURCES CORPORATION

                                     [LOGO]

                      1,500,000 SHARES OF COMMON STOCK AND
                  $25,000,000 OF      % SENIOR NOTES DUE 2003


The Common Stock and the % Senior Notes due 2003 (the "Notes") of Winthrop Resources Corporation (the "Company") are offered separately and not as units. Of the 1,500,000 shares of Common Stock offered hereby, 750,000 shares are being sold by the Company and 750,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will receive none of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "WINR." On June 14, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $21.375 per share. See "Price Range of Common Stock."



Interest on the Notes will be payable monthly on the fifteenth day of each month, commencing August 15, 1996. The Notes mature on July 1, 2003. The Notes are redeemable in whole or in part upon not less than 30 nor more than 60 days' notice at any time on or after July 1, 2001 at the option of the Company at par plus accrued interest to the date fixed for redemption. The Notes will be issued only in fully registered form and in denominations of $1,000 and integral multiples thereof. The Notes will be general unsecured senior obligations of the Company ranking PARI PASSU with all other existing and future unsecured and unsubordinated obligations of the Company. The Notes will be effectively subordinated to any secured indebtedness of the Company, including indebtedness under the Company's two current lines of credit with availability totaling $23,000,000, to the extent of the value of the assets securing such indebtedness. At May 31, 1996, the total amount of secured indebtedness was $900,000, excluding discounted lease rentals of approximately $189,105,000, substantially all of which are non-recourse to the Company. See "Business -- Financing" and "Description of Notes."


The Company does not intend to list the Notes on any securities exchange or to have them included on any quotation system, and no active trading market is likely to develop. Although the Underwriters have each indicated an intention to make a market in the Notes, neither Underwriter is obligated to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of such Underwriter. See "Underwriting."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                           PRICE TO    UNDERWRITING  PROCEEDS TO  PROCEEDS TO SELLING
                                            PUBLIC     DISCOUNT(1)   COMPANY(2)     SHAREHOLDERS(2)
Per Share...............................       $            $             $                $
Total(3)................................       $            $             $                $
Per Note................................     100%           %             %               --
Total(4)................................  $25,000,000       $             $               --

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated offering expenses payable by the Company and  the
    Selling Shareholders of $         and $         , respectively.
(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any, at the Price to Public shown above, less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders will be $ , $ , $ and $ , respectively. See "Underwriting."
(4) The Company has granted the Underwriters a 30-day option to purchase up to $3,750,000 additional principal amount of Notes, solely to cover over-allotments, if any, at the Price to Public shown above, less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $    , $    and $    , respectively. See "Underwriting."
                         ------------------------------

The Common Stock and Notes are being offered severally by the Underwriters named herein, subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that delivery of the Notes and certificates representing the Common Stock will be made at the offices of Piper Jaffray Inc.
in Minneapolis, Minnesota on  or about        , 1996. The  Notes will be  issued
initially as book-entry notes in the form of one fully registered global security deposited with or on behalf of The Depository Trust Company or its nominees ("DTC"). The Notes will not initially be issuable in definitive certificated form to any person other than DTC.

PIPER JAFFRAY INC.                                                 DAIN BOSWORTH
                                                                    INCORPORATED

  [A photo appears on this page, depicting typical types of of high technology and business-essential equipment leased by the Company under the heading "Four Product Strategy," with each of the Company's four products -- Value
    Added Lease, Small Ticket Lease, Enterprise Lease and Wholesale Lease -- identified and above a caption that states "Building a Portfolio of High
                 Technology and Business Essential Equipment."]

                            ------------------------

Information contained in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology. The statements in "Risk Factors" beginning on page 7 of the Prospectus constitute cautionary statements identifying important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements.
                            ------------------------

IN CONNECTION WITH THESE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AND THE NOTES AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THE OFFERING OF THE COMMON STOCK, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS RELATING TO THE SHARES OF COMMON STOCK AND NOTES OUTSTANDING ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS. UNLESS THE CONTEXT CLEARLY SUGGESTS OTHERWISE, REFERENCES IN THIS PROSPECTUS TO THE ASSETS AND OPERATIONS OF THE COMPANY INCLUDE THE ASSETS AND OPERATIONS OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARY, WINR BUSINESS CREDIT CORPORATION ("WINR BUSINESS CREDIT"), DURING THE PERIOD TO WHICH THE INFORMATION RELATES.

                                  THE COMPANY

    The Company is engaged in the business of providing non-cancelable leases for high technology and business-essential equipment to both large organizations and smaller, growing companies. The Company's lease products are marketed nationally through a 17-member sales force located in Minneapolis, Minnesota; Dallas, Texas; Philadelphia, Pennsylvania; Knoxville, Tennessee; Santa Barbara and Oakland, California; and Henderson, Nevada. To differentiate itself from its competitors in the leasing industry, the Company offers innovative lease products and concentrates on building long-term, relationship-based associations with its customers.

    Since its founding in 1982, the Company's focus has been primarily on the Value Added Lease. These lease transactions generally have terms from three to five years and are with large organizations (generally corporations with revenues of $50,000,000 or more). Such transactions typically range from
$250,000 to $20,000,000 and cover high technology equipment, including computers, telecommunications equipment, point-of-sale systems and other technology-based equipment. The leases are creative and flexible in structure to accommodate equipment additions and upgrades to meet customers' changing needs. Value Added Leases are retained in the Company's portfolio.

    Responding to the expanding technological needs of increasing numbers of small, growing businesses, the Company commenced operations of WINR Business Credit in 1995. WINR Business Credit focuses on the small business market by providing the Small Ticket Lease which covers business-essential equipment, including computers, telecommunications equipment and production equipment. Lease transactions in the small ticket area typically are for less than $250,000 and have lease terms of between two and five years. The Company manages the risks and costs associated with high volume small ticket leases through centralized credit evaluation, lease administration and collections and business alliances with vendors of business-essential equipment. Small Ticket Leases are primarily generated for the Company's portfolio.

    With the commencement of operations of WINR Business Credit the Company has also developed the Enterprise Lease which is designed to meet the needs of large corporations with influence over multiple business entities, such as franchisor-franchisee relationships. The Enterprise Lease integrates the Value Added Lease and Small Ticket Lease for organizations in need of enterprise-wide equipment and systems solutions.

    The Company added the Wholesale Lease to its product portfolio in January 1996 through the acquisition of the assets of Capital Business Leasing, Inc., an equipment lease broker that, for a fee, arranges lease financings with other leasing companies for a variety of unrelated brokers and vendors. The Wholesale Lease is generally sold to an outside funding source and does not become part of the Company's lease portfolio.

    The Company's strategy is to differentiate itself by continuing to maintain a focused, long-term, customer-service approach to its business. Key elements of its strategy include:

    - FOCUS   ON  LEASING.    Leasing  high  technology  and  business-essential
      equipment is the Company's only business.

    - FOUR PRODUCT  STRATEGY.   The Company  provides a  comprehensive range  of
      lease products through its Value Added Lease, Small Ticket Lease, Enterprise Lease and Wholesale Lease.

    - ASSET OWNERSHIP. The Company retains ownership of its leases and the underlying equipment, except Wholesale Leases. This affords the Company the flexibility to accommodate customers' desire to add to or upgrade equipment.

    - DIVERSIFICATION.    The  Company leases  a  wide variety  of  equipment to
      companies in diverse industries in many geographic locations.

    The Company is a Minnesota corporation and was founded in 1982 by Kirk A. MacKenzie, John L. Morgan and Jack A. Norqual. The Company's corporate offices are located at 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, and its telephone number is (612) 936-0226.

                                 THE OFFERINGS


COMMON STOCK
    Common Stock offered by
     Company..................  750,000 shares
    Common Stock offered by
     Selling Shareholders.....  750,000 shares
    Common Stock to be
     outstanding after the
     offering.................  8,599,800 shares (1)
    Nasdaq National Market
     symbol...................  WINR

NOTES
    Notes offered.............  $25,000,000  in  aggregate  principal  amount of
                                    % Senior Notes due 2003. See "Description of
                                Notes."
    Denominations.............  $1,000 and integral multiples thereof.
    Maturity..................  July 1, 2003.
    Interest payment dates....  Interest is payable monthly on the fifteenth day of each month, commencing  August 15, 1996.  The
                                first  interest  payment  will  include interest
                                from issuance through August 14, 1996.
    Sinking fund..............  None.
    Redemption at the
     Company's option.........  The Notes may not be  redeemed prior to July  1,
                                2001.  Thereafter, the Notes  may be redeemed in
                                whole or in part upon not less than 30 nor  more
                                than 60 days' prior written notice at the option
                                of  the Company at par  plus accrued interest to
                                the date fixed for redemption. See  "Description
                                of   Notes  --  Redemption   at  Option  of  the
                                Company."


- ------------
(1) Does not include 390,000 shares of Common Stock issuable upon exercise of outstanding stock options, of which 254,374 shares of Common Stock are subject to options that are immediately exercisable. See Note 7 of Notes to Consolidated Financial Statements.

    Ranking...................  The  Notes  will  be  general  unsecured  senior obligations of  the Company  ranking PARI  PASSU
                                with all other existing and future unsecured and
                                unsubordinated  obligations of  the Company. The
                                Notes will  be effectively  subordinated to  any
                                secured  indebtedness of  the Company, including
                                indebtedness under  the  Company's  two  current
                                lines   of  credit  with  availability  totaling
                                $23,000,000, to the extent  of the value of  the
                                assets  securing such  indebtedness. At  May 31,
                                1996, the total  amount of secured  indebtedness
                                was $900,000, excluding discounted lease rentals
                                of approximately $189,105,000, substantially all
                                of  which are  non-recourse to  the Company. The
                                Notes will also be structurally subordinated  to
                                all  existing  and  future  liabilities  of  the
                                Company's  subsidiaries.  See  "Description   of
                                Notes -- Unsecured Obligations; Ranking."
    Covenants.................  The  Indenture pursuant to  which the Notes will be issued,  among  other things,  restricts  the
                                ability    of   the    Company   under   certain
                                circumstances to pay dividends or to make  other
                                capital   distributions.   The   Indenture  also
                                contains  covenants   limiting   the   Company's
                                ability to create or incur Funded Recourse Debt.
                                See   "Description  of  Notes  --  Covenants  --
                                Restrictions on Dividends, Redemption and  Other
                                Payments"  and  "--  Restrictions  on Additional
                                Indebtedness."
    Repayment option upon
     death....................  Upon the  death  of  any holder  of  Notes,  the
                                Company   will  redeem,  at   par  plus  accrued
                                interest, such holder's Notes upon request up to
                                $25,000 in principal amount per holder per year,
                                subject to an aggregate limit for all holders of
                                $250,000 in principal amount in any twelve-month
                                period  and   certain  conditions   being   met,
                                including  the condition that the Company not be
                                in default  on any  Funded  Recourse Debt  as  a
                                result  of such redemption.  See "Description of
                                Notes -- Repayment Option Upon Death."
USE OF PROCEEDS                 The net proceeds to  be received by the  Company
                                from  the sale of Common Stock and Notes will be
                                used  for   repayment   of  any   amounts   then
                                outstanding  under the two  lines of credit, for
                                purchases of equipment  for lease to  customers,
                                for  expansion  of  operations  and  for working
                                capital and general corporate purposes, possibly
                                including future acquisitions.  The Company  has
                                no   current  acquisition   plans  and   is  not
                                conducting  any  negotiations  with  respect  to
                                potential acquisitions. See "Use of Proceeds."

                        SUMMARY FINANCIAL AND OTHER DATA

                                                   THREE MONTHS
                                                  ENDED MARCH 31,                        YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share        ---------------------   -----------------------------------------------------------
data)                                            1996        1995        1995        1994        1993        1992          1991
                                               ---------   ---------   ---------   ---------   ---------   ---------     ---------
STATEMENT OF EARNINGS DATA:
Earnings before income tax expense and
 cumulative effect of accounting change.....      $5,313      $5,432     $19,260     $15,602     $12,766      $7,942        $5,295
Net earnings................................      $3,135      $3,259     $11,556     $ 9,361     $ 7,660      $5,054(1)     $3,177
Net earnings per common share...............      $  .40      $  .41     $  1.46     $  1.16     $   .98      $  .74(1)     $  .50
Cash dividend declared per common share.....      $  .04      $  .03     $   .12     $   .08     $   .06      $  .02        --
Weighted average number of common shares
 outstanding(2).............................   7,871,525   7,953,181   7,911,854   8,047,326   7,807,534   6,821,858     6,300,000


                                                                           MARCH 31, 1996
                                                                        --------------------
BALANCE SHEET DATA:
Investment in leasing operations....................................          $263,660
Total assets........................................................           277,211
Discounted lease rentals(3).........................................           185,008
Retained earnings...................................................            47,327
Shareholders' equity................................................            56,872

                                                             THREE MONTHS
                                                           ENDED MARCH 31,              YEAR ENDED DECEMBER 31,
                                                           ----------------  ---------------------------------------------
                                                            1996     1995      1995      1994     1993     1992     1991
                                                           -------  -------  --------  --------  -------  -------  -------
OTHER FINANCIAL DATA:
New equipment added during the period....................  $33,960  $35,305  $130,360  $108,768  $94,046  $50,374  $53,388
Monthly lease rentals in effect at period-end............  $11,273  $ 9,001  $ 10,239  $  7,866  $ 6,389  $ 5,294  $ 5,077
Retained earnings as a percentage of shareholders'
 equity..................................................    83.2%    79.9%     82.6%     78.7%    74.1%    81.2%    99.3%
Return on average assets.................................     4.6%     5.6%      4.7%      4.6%     4.8%     3.6%     2.4%
Return on average shareholders' equity...................    22.5%    28.0%     23.1%     22.6%    24.4%    24.6%    22.4%
Ratio of net earnings before fixed charges and taxes to
 fixed charges...........................................     2.5x     2.6x      2.4x      2.6x     2.5x     1.9x     1.5x

- ---------------
(1) In September 1992, the Company adopted Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, effective as of January 1, 1992. The cumulative effect of this change in accounting for income taxes was $289,500 or $.04 per share of Common Stock.

(2) Common Stock equivalents are excluded from the weighted average number of outstanding common shares as the dilutive effect is less than 3%.

(3) Discounted lease rentals includes $184,221,000 of non-recourse and $787,000 of recourse debt.

                                  RISK FACTORS

    INVESTMENT IN THE COMMON STOCK OR THE NOTES OFFERED HEREBY INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING IMPORTANT FACTORS, IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OR THE NOTES.

    ABILITY TO SUSTAIN AND MANAGE GROWTH. A primary objective of the Company is to grow in a controlled fashion in order to achieve its desired profit levels. In order to support its anticipated growth, the Company recently added personnel and expects to add a significant number of additional employees in the future. The Company's future operating results will depend on its ability to successfully hire, train and retain skilled employees and on the ability of its officers and key employees to continue to improve the efficiency of its operational and financial control systems, while continuing to attract significant numbers of new quality customers and maintain existing client relationships. A key element in achieving the Company's desired profit levels will be the effective utilization of technology to support this growth, including support of its small ticket leases. While the Company has historically met these objectives, there can be no assurance it will be able to do so in the future at the level necessary to support its anticipated growth. If the Company is unable to manage growth effectively, there could be a material adverse effect on the Company's results of operations or financial condition.

    ECONOMIC CONDITIONS. The Company's results of operations are affected by certain economic factors, including the level of economic activity in the markets in which the Company's customers operate. While the Company historically has been able to maintain profitability throughout various economic business cycles, a decline in economic activity may adversely affect the Company. The
Company's growth is dependent upon its ability to place new equipment in service. In an adverse economic environment, there may be a decline in the demand for some types of equipment which the Company leases, resulting in a decline in the amount of new equipment being placed into service. Adverse economic conditions could also lead to an increase in customer defaults and credit losses. Although the Company maintains an allowance for losses in lease receivables in an amount which it believes is sufficient to provide adequate protection against losses in its portfolio, this allowance could prove to be inadequate. Adverse economic conditions may also contribute to a decline in the value of the equipment which the Company could realize upon disposition in case of customer default. Any of these factors could have a material adverse effect on the Company's results of operations or financial condition.

    CREDIT LOSSES. In addition to general economic and other conditions affecting the industries and regions of the country in which the Company's customers operate, major factors affecting the Company's ability to maintain profitability include risks associated with the creditworthiness and integrity of the Company's customers. While the Company has not historically maintained a general loss allowance for its Value Added Leases, from time to time it has provided a loss allowance for specific leases. The Company maintains a general allowance for losses on lease finance receivables in its Small Ticket Lease portfolio in an amount the Company's management believes is sufficient to provide adequate protection against loss. Because the Small Ticket Lease is a relatively new product for the Company, the allowance as to these receivables is determined principally on the basis of leasing industry historical loss experience and reflects management's judgment of loss potential considering future economic conditions and the nature and characteristics of the underlying leases. Although the Company's allowance for losses in lease receivables is considered adequate by Company management, there can be no assurance that this allowance will prove to be adequate over time to cover all losses, especially those in connection with the Small Ticket Lease product. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries. In conjunction with the commencement of operations of WINR Business Credit in 1995, the Company implemented credit review policies for its small ticket leases which are different than those utilized for its Value Added Leases. The Company's results of operations or financial condition could be adversely affected to the extent that the Company's credit analysis is inadequate or the Company's allowance for losses is insufficient. See "Business -- Credit and Transaction Approval."

    DEPENDENCE UPON CURRENT MANAGEMENT. The Company's growth and profitability are dependent upon, among other things, the abilities and experience of the Company's current management team. There can be no assurance that the Company will be able to retain its current management team or attract additional qualified management needed for its business. The loss of the services of one or more management team members could have an adverse effect on the long-term growth and profitability of the Company.

    HIGHLY  COMPETITIVE   INDUSTRY.     The   equipment  leasing   business   is
characterized by intense competition. The Company competes with leasing companies (including those that are captive of equipment manufacturers), commercial banks and other financial institutions, some of which may provide the Company with capital to finance its leases. Many of the Company's competitors are significantly larger and have substantially greater resources than the Company. Many competitors have sources of funds at rates that are lower than those available to the Company, thereby enabling them to provide lower lease rates in the marketplace. The Company believes it competes on the basis of flexibility in structuring transactions, a high level of customer service, the knowledge and competence of its employees, pricing and the ability to gain referrals of potential transactions from various business contacts, including existing customers. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

    AVAILABILITY OF FINANCING. The Company is and will continue to be dependent on various banks and other financial institutions for a significant portion of the financing necessary to fund its leases. Accordingly, the Company's ability to successfully execute its business strategy and to grow is dependent, in part, on its ability to obtain recourse and non-recourse debt capital, both short-term and long-term, and to raise additional debt or equity capital to meet its cash requirements in the future.

    Although to date the Company has been able to obtain the recourse and non-recourse borrowing, interim financing, and other capital required to finance its business, no assurance can be given that the necessary amount of such financing will continue to be available to the Company on favorable terms or at all. If the Company were unable to continue to obtain any portion of such required financing on favorable terms, the Company could be required to reduce or modify its leasing activity, which would have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition and Liquidity" and "Business -- Financing."

    RESIDUAL VALUES OF LEASED EQUIPMENT. At the inception of each lease, the Company estimates what the residual value of the leased equipment will be at the end of the initial lease term. The actual realized residual value of leased equipment may differ from its estimated residual value, resulting in profit or loss when the leased equipment is re-leased or sold. A variety of factors may affect realized residual values of equipment, including changes in equipment resale market conditions, the failure by users of the equipment to properly maintain and protect such equipment and, with respect to high technology equipment, rapid technological obsolescence which typifies the industry. There can be no assurance that realized residual values of leased equipment will be equal to or greater than original estimated residual values. While the Company's experience has generally resulted in equipment values in excess of estimated residual values, an unexpected decrease in the market value of high technology and other equipment leased by the Company, whether due to rapid technological obsolescence or market factors, could adversely affect the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Lease Accounting Overview -- Residual Values."

    LEASE ACCOUNTING; QUARTERLY FLUCTUATIONS. The Company follows Statement of Financial Accounting Standards No. 13 ("FASB No. 13") with respect to the accounting for its lease transactions. Under FASB No. 13, leasing revenues are recognized during each of the accounting periods within the term of a lease, and the allocation of leasing revenue among the accounting periods will vary depending upon the applicable lease classification. The Company cannot always predict which lease classification will be applicable to a pending transaction until at or near the end of negotiations with its customer. In addition, it is difficult to predict when a particular leasing transaction will be consummated. Moreover, a delay in shipment of equipment to be leased by the Company to a customer may delay the time of installation and customer acceptance of the equipment from one quarter to the next. These events, in turn, will delay lease inception and the resulting recognition of leasing revenues by the Company. The volume and type of new lease transactions and the resulting revenues and earnings may fluctuate from quarter to quarter based upon factors not within the control of the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Lease Accounting Overview."

    CONTROL BY CURRENT MANAGEMENT. After this offering, Messrs. MacKenzie, Morgan and Norqual collectively will own approximately 51.3% of the Company's outstanding Common Stock (48.8% if the Underwriters' over-allotment option as to the Common Stock is exercised in full). Because of such share ownership, these individuals, who are also directors and executive officers, will, in practice, be able to exercise significant control over the election of members of the Company's Board of Directors and the outcome of other corporate actions after the sale of the shares offered hereby. See "Principal and Selling Shareholders." In addition, the Board of Directors may, without further action by the shareholders, issue up to 2,000,000 shares of preferred stock in one or more series, and determine the rights and preferences, privileges and restrictions with respect to any such preferred stock. If issued with voting rights or given a feature making it convertible into Common Stock, such preferred stock could have an adverse impact on the voting rights of holders of Common Stock and could discourage tender offers or other attempts to acquire a substantial number of shares of Common Stock to gain control of the Company. See "Description of Capital Stock -- Preferred Stock."

    POSSIBLE VOLATILITY OF SHARE PRICE. The securities of capital equipment leasing companies have from time to time experienced extreme price and volume fluctuations, which may be unrelated to the operating performance of the individual companies. There may be significant volatility in the market price of the Company's Common Stock due to factors that may or may not relate to the Company's performance.

    SHARES ELIGIBLE FOR FUTURE SALE. The directors of the Company and the Selling Shareholders have agreed not to sell their shares publicly or privately for a period of 120 days after the effective date of the Company's Registration Statement of which this Prospectus is a part without the Underwriters' consent. Sales of any such shares after the 120-day period could adversely affect the market price of the Common Stock. Following the expiration of the lock-up period, the 4,312,600 shares held by the directors and Selling Shareholders will be available for sale, subject to the volume and timing restrictions set forth under Rule 144. See "Underwriting."

    STRUCTURAL SUBORDINATION OF THE NOTES. The Notes will be effectively subordinated to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. In the event of the liquidation, dissolution, reorganization or any similar proceeding regarding the Company, the assets of the Company securing any other indebtedness of the Company will be available to pay obligations on the Notes only after such secured indebtedness has been paid in full. Accordingly, there may not be sufficient assets remaining to pay amounts due on the Notes. The Notes will also be structurally subordinated to indebtedness, other liabilities and preferred stock (if any) of the Company's subsidiaries. Since the Notes are obligations of the parent company only, the Company's subsidiaries are not obligated or required to pay any amounts pursuant to the Notes or to make funds available therefor in the form of dividends or advances to the Company. See "Description of Notes -- Unsecured Obligations; Ranking."

    LIMITED COVENANTS. The covenants in the Indenture are limited and are not designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations. The covenants in the Indenture should not be a significant factor to an investor in evaluating whether the Company will be able to comply with its obligations under the Notes. See "Description of Notes -- Covenants."

    LIMITED MARKET FOR THE NOTES. The Company does not intend to list the Notes on any securities exchange or have them included for quotation by Nasdaq or any other quotation system, and no active trading market is expected to develop. Although the Underwriters have each indicated an intention to make a market in the Notes, neither Underwriter is obligated to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of such Underwriter. If the Notes are traded after their original issuance, they may trade at a discount to their principal amount. Without an active market, it may be difficult for investors to resell the Notes.

                                USE OF PROCEEDS


    The net proceeds from the sale of the Notes and the 750,000 shares of Common
Stock  offered by the Company are estimated to be $           ($          if the
Underwriters' over-allotment options are exercised in full) after deducting the Underwriters' discount and the Company's share of the estimated expenses of these offerings. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company intends to use the net proceeds for repayment of any amounts then outstanding under its two lines of credit, for purchases of equipment for lease to customers, for expansion of operations and for working capital and general corporate purposes, possibly including future acquisitions. One of Company's lines of credit bears interest at no greater than prime and expires on July 31, 1996. The other line of credit bears interest at prime plus 25 basis points and expires on June 30, 1996. At May 31, 1996, an aggregate of $900,000 was outstanding under these lines of credit. The Company has no current acquisition plans and is not conducting any negotiations with respect to potential acquisitions. Pending the use of the net proceeds of these offerings, the Company may invest the funds in interest-bearing U.S. government or agency securities.


                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol WINR. The following table sets forth, for the periods indicated, the range of the high and low per share sales prices as reported by the Nasdaq National Market and the dividends paid in each quarter.


                                                                       DIVIDEND
                                                     HIGH      LOW     DECLARED
                                                    ------  ---------  --------
1994
  First Quarter...................................  $ 13.25 $ 10.00      $.02
  Second Quarter..................................    13.25   11.25       .02
  Third Quarter...................................    12.00   10.25       .02
  Fourth Quarter..................................    11.25   10.00       .02
1995
  First Quarter...................................  $ 12.00 $ 10.25      $.03
  Second Quarter..................................    14.50   11.25       .03
  Third Quarter...................................    18.25   13.25       .03
  Fourth Quarter..................................    18.50   16.00       .03
1996
  First Quarter...................................  $ 18.50 $ 15.47      $.04
  Second Quarter (through June 14, 1996)..........    23.00   18.25       .04



    On June 14, 1996, the last sale price of the Common Stock was as set forth on the cover page of this Prospectus. As of June 14, 1996, the Company's Common Stock was held by approximately 100 holders of record and approximately 1,900 beneficial holders.


                                DIVIDEND POLICY

    The Company paid a quarterly cash dividend of $.03 per share of Common Stock on January 2, 1996 to holders of record on December 15, 1995. On April 1, 1996, the Company paid a quarterly cash dividend of $.04 per share of Common Stock to holders of record on March 15, 1996. The Company has declared a quarterly cash dividend of $.04 per share of Common Stock payable on July 1, 1996 to holders of record on June 14, 1996. Payment of dividends is within the discretion of the Company's Board of Directors and will be subject to periodic review. Payment of dividends will depend, among other factors, upon the earnings, capital requirements, operating results and financial condition of the Company. Under the Minnesota Business Corporation Act, a dividend may be declared only after the Board determines that, after payment of the dividend, the Company will be able to pay its debts in the ordinary course of business. The Indenture that governs the Notes contains limitations on cash dividends, distributions and redemptions with respect to the Common Stock. See "Description of Notes -- Covenants -- Restrictions on Dividends, Redemptions and Other Payments."

                                 CAPITALIZATION

    The following table sets forth the debt and capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale of the 750,000 shares of Common Stock offered by the Company, the sale of an aggregate principal amount of $25,000,000 of Notes and the application of the estimated net proceeds of such sales. See "Use of Proceeds."

                                                              MARCH 31, 1996
                                                           ---------------------
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
                                                              (IN THOUSANDS)
Long term debt:
  Bank notes payable (1).................................  $  --      $  --
  Discounted lease rentals (2)...........................   185,008     185,008
  Senior Notes due 2003, offered hereby..................     --         25,000
                                                           --------  -----------
    Total long term debt (3).............................   185,008     210,008
                                                           --------  -----------
Shareholders' equity:
  Preferred Stock, $.01 par value, 2,000,000 shares
   authorized, no shares issued and outstanding (no
   shares, as adjusted)..................................     --         --
  Common Stock, $.01 par value, 15,000,000 shares
   authorized, 7,849,800 shares issued and outstanding
   (8,599,800 shares, as adjusted) (4)...................        78
  Additional paid-in capital.............................     9,467
  Retained earnings......................................    47,327      47,327
                                                           --------  -----------
    Total shareholders' equity...........................    56,872
                                                           --------  -----------
    Total capitalization.................................  $241,880   $
                                                           --------  -----------
                                                           --------  -----------

- ------------
(1) The Company currently has lines of credit with availability totaling $23,000,000 from two banks to provide interim financing of the Company's acquisition of equipment for lease. See "Business -- Financing." The Company intends to use the estimated net proceeds, in part, for repayment of any amounts then outstanding under the two lines of credit.

(2) Discounted lease rentals includes $184,221,000 of non-recourse and $787,000 of recourse debt.

(3) For information with respect to the Company's debt, see Notes 4 and 5 of Notes to Consolidated Financial Statements.

(4) Does not include 390,000 shares of Common Stock issuable upon exercise of outstanding stock options, of which 254,374 shares of Common Stock are subject to options that are immediately exercisable. See Note 7 of Notes to Consolidated Financial Statements.

                       SELECTED FINANCIAL AND OTHER DATA

    The selected financial data presented below under the captions "Statement of Earnings Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1995 are derived from the Company's Consolidated Financial Statements, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The Consolidated Financial Statements as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, and the report thereon, are included elsewhere in this Prospectus. The selected financial data under the captions "Statement of Earnings Data" and "Balance Sheet Data" as of March 31, 1996 and 1995 and for the three months ended March 31, 1996 and 1995 are derived from the Company's unaudited consolidated financial statements and include all adjustments (consisting of normal recurring accruals) that the Company considers necessary for a fair presentation of such data. Results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data set forth in the following tables should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                  THREE MONTHS
                                                ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share       --------------------  -----------------------------------------------------
data)                                           1996       1995       1995       1994       1993       1992       1991
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------

STATEMENT OF EARNINGS DATA:
Revenues:
  Leasing revenues:
    Direct financing and sales-type
     leases.................................  $  14,140  $  15,533  $  60,986  $  64,042  $  56,449  $  39,561  $  37,053
    Operating leases........................      1,360      1,361      5,696      3,909      8,721     10,799     12,372
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total leasing revenues................     15,500     16,894     66,682     67,951     65,170     50,360     49,425
  Sales of equipment........................        477        870      2,003      1,870      2,194      2,345      6,728
  Other revenue.............................         72         48         96         75        536        387         24
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues........................     16,049     17,812     68,781     69,896     67,900     53,092     56,177
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Costs and expenses:
  Leasing costs:
    Direct financing and sales-type
     leases.................................      3,653      5,691     24,926     34,456     33,155     21,231     19,458
    Operating leases........................      1,001      1,008      3,914      2,813      6,620      8,858     10,315
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total leasing costs...................      4,654      6,699     28,840     37,269     39,775     30,089     29,773
  Cost of equipment sold....................        259        791      1,555      1,234      1,994      1,826      6,204
  Selling, general and administrative.......      2,126      1,526      5,656      5,863      4,764      4,207      4,668
  Interest expense..........................      3,578      3,364     13,470      9,928      8,601      9,028      9,995
  Other.....................................        119     --         --         --         --         --            242
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total costs and expenses..............     10,736     12,380     49,521     54,294     55,134     45,150     50,882
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings before income tax expense and
 cumulative effect of accounting change.....      5,313      5,432     19,260     15,602     12,766      7,942      5,295
Provision for income tax expense............      2,178      2,173      7,704      6,241      5,106      3,177      2,118
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings before cumulative effect of
 accounting change..........................      3,135      3,259     11,556      9,361      7,660      4,765      3,177
Cumulative effect of accounting change
 (1)........................................     --         --         --         --         --            289     --
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings................................  $   3,135  $   3,259  $  11,556  $   9,361  $   7,660  $   5,054  $   3,177
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings per common share before
 cumulative effect of accounting change.....  $     .40  $     .41  $    1.46  $    1.16  $     .98  $     .70  $     .50
Cumulative effect of accounting change per
 common share (1)...........................     --         --         --         --         --            .04     --
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings per common share...............  $     .40  $     .41  $    1.46  $    1.16  $     .98  $     .74  $     .50
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash dividends declared per common share....  $     .04  $     .03  $     .12  $     .08  $     .06  $     .02     --
Weighted average number of common shares
 outstanding (2)............................  7,871,525  7,953,181  7,911,854  8,047,326  7,807,534  6,821,858  6,300,000

                                           MARCH 31,                            DECEMBER 31,
                                      --------------------  -----------------------------------------------------
                                        1996       1995       1995       1994       1993       1992       1991
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Investment in leasing operations....   $263,660   $233,484   $254,281   $216,737   $171,975   $134,123   $135,494
Total assets........................    277,211    238,093    267,901    226,711    178,991    139,877    139,108
Discounted lease rentals (3)........    185,008    161,794    178,457    153,793    119,837     91,262    106,539
Retained earnings...................     47,327     38,241     45,180     35,657     27,736     20,545     15,636
Shareholders' equity................     56,872     47,847     54,724     45,317     37,423     25,303     15,741

                                          THREE MONTHS
                                        ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                      --------------------  -----------------------------------------------------
                                        1996       1995       1995       1994       1993       1992       1991
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER FINANCIAL DATA:
New equipment added during the
 period.............................   $ 33,960   $ 35,305   $130,360   $108,768   $ 94,046   $ 50,374   $ 53,388
Monthly lease rentals in effect at
 period-end.........................   $ 11,273   $  9,001   $ 10,239   $  7,866   $  6,389   $  5,294   $  5,077
Retained earnings as a percentage of
 shareholders' equity...............      83.2%      79.9%      82.6%      78.7%      74.1%      81.2%      99.3%
Return on average assets............       4.6%       5.6%       4.7%       4.6%       4.8%       3.6%       2.4%
Return on average shareholders'
 equity.............................      22.5%      28.0%      23.1%      22.6%      24.4%      24.6%      22.4%
Ratio of net earnings before fixed
 charges and taxes to fixed
 charges............................       2.5x       2.6x       2.4x       2.6x       2.5x       1.9x       1.5x

- ---------------
(1) In September 1992, the Company adopted Financial Accounting Standards Board Statement No. 109, ACCOUNTING FOR INCOME TAXES, effective as of January 1, 1992. The cumulative effect of this change in accounting for income taxes was $289,500 or $.04 per share of Common Stock.

(2) Common Stock equivalents are excluded from the weighted average number of common shares outstanding as the dilutive effect is less than 3%.

(3) Discounted lease rentals includes $184,221,000 of non-recourse and $787,000 of recourse debt at March 31, 1996.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

LEASE ACCOUNTING OVERVIEW

    GENERAL. The Company classifies its lease transactions, as required by FASB No. 13, as (1) direct financing, (2) sales-type, or (3) operating leases.
Revenues, costs and resulting income are recognized during each of the accounting periods within the term of the lease. The allocation of income among the accounting periods within a lease term will vary depending upon the lease classification.

    For financial statement purposes, the Company includes revenue from all three classifications in leasing revenues, and costs related to these leases in leasing costs. The Company has in "Selected Financial and Other Data" separated its leasing revenues into two categories: (1) direct financing and sales-type leases and (2) operating leases.

    DIRECT FINANCING AND SALES-TYPE LEASES. Direct financing and sales-type leases transfer substantially all benefits and risks of equipment ownership to the customer. A lease is a direct financing or sales-type lease if the creditworthiness of the customer and the collectibility of lease payments are reasonably certain and it meets one of the following criteria: (1) the lease transfers ownership of the equipment to the customer by the end of the lease term, (2) the lease contains a bargain purchase option, (3) the lease term at inception is at least 75% of the estimated economic life of the leased equipment, or (4) the present value of the minimum lease payments is at least 90% of the fair value of the leased equipment at inception.

    Direct financing and sales-type leased assets consist of the present value of the future minimum lease payments plus the present value of the residual (collectively referred to as the "net investment"). Sales-type classification gives rise to dealer profit to the lessor and generally results when the Company leases used equipment to its customer. This equipment may be obtained in the secondary marketplace, but most frequently is the result of re-leasing equipment from the Company's own portfolio to the same customer.

    For direct financing leases, leasing revenue consists of interest earned on the present value of the lease payments and residual. Revenue is recognized periodically over the lease term as a constant percentage return on the net investment. There are no costs and expenses recorded for direct financing leases since leasing revenue is recorded on a net basis. Therefore, the revenues resulting from the "mix" of lease classifications during an accounting period will affect the profit margin percentage for such period, with such profit margin percentage generally increasing as revenues from direct financing leases increase.

    Sales-type leasing revenue, which is recognized at lease inception, consists of the present value of the total minimum lease payments. Costs and expenses, also recognized at lease inception, consist of the equipment's net book value, less the present value of the residual. The difference between the leasing revenue and such costs and expenses results in a profit recorded at the inception of the lease. Interest earned on the present value of the lease payments and residual is recognized periodically over the lease term as a constant percentage return on the net investment and is included as part of the Company's leasing revenues.

    OPERATING LEASES. All leases that are not classified as direct financing or sales-type leases are treated as operating leases. Monthly lease payments from these leases are recognized as leasing revenues. The Company's cost of the leased equipment is recorded on the balance sheet in "Investment in leasing operations" and is depreciated on a straight-line basis over the lease term to the Company's estimate of residual value. Revenue, depreciation expense and resultant profit for operating leases are recorded evenly over the life of the lease. Should the lease be financed, the interest expense declines over the term of the financing as the principal is reduced, with the resultant net profit being lower in the early periods of the financing and higher in the later periods.

    RESIDUAL VALUES. Residual values, representing the value of the equipment at the termination of the lease, are estimated by the Company at the inception of the lease and recorded on its balance sheet. The residual values for direct financing and sales-type leases are recorded in "Investment in leasing operations" on a net present value basis. The residual values for operating leases are included in the leased equipment's net book value. The estimated residual values will vary, both in amount and as a percentage of the original equipment cost, depending upon several factors, including the amount of the monthly rent and the term of the lease. The Company believes that its estimates of future residual values generally are below or equal to valuations published by independent third-party residual forecasters.

    The Company evaluates residual values on an ongoing basis and records any required changes in accordance with FASB No. 13. Residual values are affected by equipment supply and demand and by new product announcements and price changes by manufacturers. In accordance with generally accepted accounting principles as stated in FASB No. 13, residuals can only be adjusted downward during the term of the lease.

    The Company seeks to realize the estimated residual value at lease termination through renewal or extension of the original lease or sale of the equipment. The difference between the proceeds of a sale and the remaining estimated residual value results in either a gain or loss when title transfers. The proceeds from any subsequent lease are accounted for in accordance with FASB No. 13.

    INITIAL DIRECT COSTS. Initial direct costs related to the origination of direct financing and operating leases, including sales commissions, are capitalized and recorded as part of the "Investment in leasing operations" and are amortized over the lease term.

    SALES. In equipment sales transactions, sales revenue is recognized by the Company at the time title to the equipment passes to the customer. If the sale is to the customer who is leasing the equipment, the revenue is included in "Leasing revenues," and if the equipment is sold into the secondary marketplace, the revenue is included in "Sales of equipment."

    CASH FLOWS. Cash flows are not affected by lease classification. However, cash flows are affected by the Company's decision on how it finances its investment in a particular lease. After lease inception, the Company generally discounts the remaining lease payments on a non-recourse or recourse basis with various financial institutions. The Company assigns the remaining lease payments to these financial institutions at fixed interest rates. In return for the future remaining lease payments, the Company receives a cash payment substantially equal to the present value of such lease payments. Proceeds from discounting are recorded on the Company's balance sheet as discounted lease rentals. As customers make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded by the Company and the discounted lease rentals on the balance sheet are reduced by the interest method. See "Business -- Financing."

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

    Net earnings for the three months ended March 31, 1996 were $3,135,000, or $0.40 per share, as compared to $3,259,000, or $0.41 per share, for the corresponding period in 1995. At March 31, 1996 the Company's net investment in leasing operations was $263,660,000, an increase of 3.7% over $254,281,000 at December 31, 1995.

    Total revenues of $16,049,000 for the three months ended March 31, 1996 were down 9.7% from $17,768,000 for the same three-month period in 1995. Leasing revenues accounted for 97.0% and 95.1% of total revenues for the three-month periods ended March 31, 1996 and 1995, respectively. The quarter-to-quarter fluctuations in leasing revenues result primarily from the allocation between types of leasing revenues and the manner and timing in which leasing revenues are recognized over the term of each particular lease. See "-- Lease Accounting Overview." Total revenues for the three months ended March 31, 1996 also include $2,128,000 of commissions generated from the financing of lease transactions which were placed by the Company's wholesale lease broker business acquired on January 19, 1996. See Note 2 of Notes to Consolidated Financial Statements.

    Total leasing costs as a percentage of leasing revenue were 29.9% and 39.6% for the three-month periods ended March 31, 1996 and 1995, respectively. Total leasing costs for the three months ended March 31, 1996 include $1,354,000 of commissions paid to third-party brokers for the origination of lease transactions for the Company's wholesale lease broker business. The decrease in leasing costs as a percentage of leasing revenues reflects the influence of the relative size and lease classification of transactions for the respective periods, offset by the impact of commissions earned versus commissions paid.

    Revenues from outright sales of equipment as a percentage of the total revenues were 3.0% and 4.9% for the three-month periods ended March 31, 1996 and 1995, respectively. Cost of the equipment sold as a percent of outright sales was 54.3% and 90.9% for the respective 1996 and 1995 periods. The period-to-period variations in outright sales of equipment and cost of equipment sold as a percent of these sales were the result of fluctuations in the value and timing of the return to the Company of equipment placed on lease in earlier periods.

    Selling, general and administrative expenses increased $601,000 (39.4%) in the three months ended March 31, 1996 over the corresponding 1995 period, primarily as a result of increased employment costs and general operating expenses. Employment costs increased primarily as a result of the addition of personnel since the commencement of operations in July 1995 of WINR Business Credit and the acquisition of the wholesale lease broker business. At March 31, 1996 the Company had a total of 83 full-time employees compared to 48 full-time employees at March 31, 1995. General operating expenses have increased due to the growth of the Company, through the formation of WINR Business Credit and the wholesale lease broker business acquisition, as well as the expansion of sales offices.

    Interest expense increased $256,624 (7.7%) in the first quarter of 1996 over the first quarter of 1995. This increase was the result of higher average borrowings in the form of discounted lease rentals, coupled with higher effective interest rates on the aggregate debt of the Company during the current period, as compared with the period ended March 31, 1995.

    Income tax expense as a percentage of earnings before income tax was approximately 41% and 40% for the three-month periods ended March 31, 1996 and 1995, respectively. The actual income tax paid varies depending on many factors, including the alternative minimum tax rate, various state tax laws, timing differences due to accelerated tax depreciation rules and a variety of other tax considerations.

    As a result  of the foregoing  factors, net earnings  decreased by  $125,000
(3.8%) for the three months ended March 31, 1996 as compared with the corresponding 1995 period.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1995

    Net earnings for the years ended December 31, 1995, 1994 and 1993 were $11,556,000 ($1.46 per share), $9,361,000 ($1.16 per share) and $7,660,000
($0.98 per share), respectively. At December 31, 1995, the Company's net investment in leasing operations was $254,281,000 as compared with $216,737,000 at December 31, 1994 and $171,975,000 at December 31, 1993.

    Total revenues of $68,709,000 for the year ended December 31, 1995 were down 1.7% from total revenues of $69,878,000 recorded during the year ended December 31, 1994. Total revenues for the year ended December 31, 1994 were up 3.7% over the $67,401,000 of total revenues recognized during the year ended December 31, 1993. Leasing revenues accounted for 97.1%, 97.3% and 96.7% of total revenues in the years ended December 31, 1995, 1994 and 1993, respectively. The year-to-year fluctuations in leasing revenues result primarily from the allocation between types of leasing revenues and the manner and timing in which leasing revenues are recognized over the term of each particular lease. The allocation of revenues is a function of the lease classification as determined in accordance with FASB No. 13. See "-- Lease Accounting Overview." For this reason, the Company believes that more meaningful measures of growth are the increases in leased assets and net earnings.

    Total leasing costs as a percentage of leasing revenue were 43.2%, 54.8% and 61.0% for the years ended December 31, 1995, 1994 and 1993, respectively. The decrease in leasing cost percentage in 1995 from 1994 was the result of a greater contribution from certain large transactions. In 1994, leasing costs as a percent of revenue decreased from 1993, again reflecting the contribution from certain large transactions.

    Revenues from outright sales of equipment as a percentage of total revenues were 2.9%, 2.7% and 3.3% for the years ended December 31, 1995, 1994 and 1993, respectively. Contributing to the year-to-year variation in outright sales were fluctuations in size and timing of the return to the Company of equipment placed on lease in earlier periods. Cost of equipment sold for the years ended December 31, 1995, 1994 and 1993 was 77.6%, 66.0% and 90.9% of sales of equipment, respectively.

    Selling, general and administrative expenses decreased $207,000 (3.5%) in 1995 from 1994 and increased $1,099,000 (23.1%) in 1994 over 1993. The decrease in 1995 from 1994 is the result of increased deferral of initial direct costs associated with direct finance and operating leases, offset by increased employment costs and general operating expenses. The increase in the deferral of initial direct costs is primarily the result of an increase in the proportionate volume of direct finance leases recorded during 1995 compared to 1994.
Employment costs increased as a result of general growth due to increased business volume coupled with the addition of personnel resulting from the commencement of operations of WINR Business Credit. General operating expenses increased due to increased business volume and physical growth of the Company. In September 1995, the Company opened an East Coast sales office in Philadelphia, Pennsylvania and expanded the facilities in the San Francisco Bay area by combining the Company's office in Mill Valley, California with the sales operations of WINR Business Credit. The increase in 1994 over 1993 is primarily due to increased commissions and salaries. Net commission expense varies from period to period depending upon relative profits generated by individual sales representatives. The increased salary expense reflects the change in compensation arrangements for a senior management employee which went into effect January 1, 1994, whereby the employee's previous commission arrangement was phased out during 1994 in favor of salary and bonus compensation that more accurately reflects his duties and responsibilities.

    Interest expense increased $3,541,000 (35.7%) in 1995 over 1994 and increased $1,327,000 (15.4%) in 1994 over 1993. The increase in 1995 is primarily the result of greater discounted lease rental borrowings and higher effective interest rates during 1995 as compared with the corresponding 1994 period. The increase in 1994 was primarily the result of greater discounted lease rental borrowings resulting from more equipment being placed on lease as compared with the corresponding 1993 period, offset by reduced borrowings from lines of credit and lower effective interest rates on the aggregate outstanding debt of the Company during 1994.

    Income tax expense as a percentage of earnings before income tax was approximately 40% in each of the years 1995, 1994 and 1993. The actual income tax paid varies depending on many factors, including the alternative minimum tax rate, various state tax laws, timing differences due to accelerated tax depreciation rules and a variety of other tax considerations.

    As a result of the foregoing factors, net earnings and net earnings per common share increased each year in the three-year period ended December 31, 1995. Net earnings increased $2,195,000 (23.4%) in 1995 over 1994 and $1,701,000
(22.2%) in 1994 over 1993.

FINANCIAL CONDITION AND LIQUIDITY

    The funds necessary to support the Company's leasing activities have been provided primarily from operations and discounted lease financing and, to a lesser extent and only on an interim basis, from bank borrowings under lines of credit. During 1995 the daily average borrowings under these lines of credit was $299,000, compared with $11,000 in 1994. The extent to which the Company employs these lines is dependent upon its available internal funds and the volume of its sales and lease transactions. At March 31, 1996, there were no amounts outstanding under these lines of credit.

    Generally upon commencement of a lease, the Company assigns the remaining lease payment stream to a financial institution, and the discounted lease proceeds are used to reduce any amounts outstanding under the lines of credit. The Company generally funds its equity investments in leased equipment with internally generated funds. See "Business -- Financing."

    The Company's entire lease portfolio was originated by the Company and the majority consists of leases that have been discounted with financial institutions. The Company does finance selected leases with internally generated funds. The portion of the Company's current portfolio that was financed internally at December 31, 1995 was 11.5% of the total portfolio (as measured by original equipment cost). The leases financed internally are typically leases too small to be attractive to a financial institution or where the value of the underlying equipment or the credit status of the customer is not acceptable to financial institutions for non-recourse financing. In these cases, the Company believes there are other circumstances that warrant such internal funding.

    At March 31, 1996, the Company had discounted lease rentals outstanding of $185,008,000 of which 99.6% were non-recourse loans. At the end of 1995, the Company had discounted lease rentals outstanding of $178,457,000, of which 99.3% were non-recourse loans. The increase in discounted lease rentals for the three months ended March 31, 1996 is due primarily to the proceeds from the discounting of new leases during the quarter exceeding the amortization of previously discounted lease rentals. At March 31, 1996, approximately $202,717,000 of the Company's $260,569,000 total minimum lease payments receivable represented leases that were discounted, $28,973,000 consisted of leases pending discounting and the remaining $28,879,000 consisted of internally funded leases. The Company depends on discounted lease financing to provide funds for its operations at rates that reflect prevailing market interest rates and the credit standing of its customers. Based on the Company's experience in the leasing industry, its strong financial history and its long-standing relationships with certain financial institutions, the Company believes that discounted lease financing will continue to be available at competitive rates of interest.

    The primary use of cash for the three years ended December 31, 1995 has been for the purchase of equipment for leasing. At December 31, 1995, the lease portfolio for all lease classifications included equipment owned by the Company with an original cost of equipment of approximately $397,996,000.

    The Company's current financial resources and estimated cash flow from operations, together with the proceeds to the Company from these offerings, are expected to be adequate to fund the Company's operations for at least the next twelve months. There can be fluctuations in cash flow from period to period due to the timing of payments by customers and timing of permanent financing. However, the Company has consistently generated positive cash flow and has increased its net worth from its initial equity capital of $105,000 in 1982 to approximately $56,872,000 at March 31, 1996, including equity infusions totaling $9,581,000 from the Company's public offerings in 1993 and 1992. On January 19, 1996, the Company made a $5,100,000 cash payment pursuant to an asset purchase agreement (the "Agreement") for the purchase of substantially all the assets of Capital Business Leasing, Inc. Under the terms of the Agreement, on December 31, 1996 the Company is required to make a final payment of up to $2,000,000, plus accrued interest thereon at a rate of six percent (6%) per annum.

    Inflation has not been a significant factor in the Company's operations.

                                    BUSINESS

GENERAL

    The Company is engaged in the business of providing non-cancelable leases for high technology and business-essential equipment to both large organizations and smaller, growing companies. The Company's lease products are marketed nationally through a 17-member sales force located in Minneapolis, Minnesota; Dallas, Texas; Philadelphia, Pennsylvania; Knoxville, Tennessee; Santa Barbara and Oakland, California; and Henderson, Nevada. To differentiate itself from its competitors in the leasing industry, the Company offers innovative lease products and concentrates on building long-term, relationship-based associations with its customers.

    Since its founding in 1982, the Company's focus has been primarily on the Value Added Lease. These lease transactions generally have terms from three to five years and are with large organizations (generally corporations with revenues of $50,000,000 or more). Such transactions typically range from
$250,000 to $20,000,000 and cover high technology equipment, including computers, telecommunications equipment, point-of-sale systems and other technology-based equipment. The leases are creative and flexible in structure to accommodate equipment additions and upgrades to meet customers' changing needs. Value Added Leases are retained in the Company's portfolio.

    Responding to the expanding technological needs of increasing numbers of small, growing businesses, the Company commenced operations of WINR Business Credit in 1995. WINR Business Credit focuses on the small business market by providing the Small Ticket Lease which covers business-essential equipment, including computers, telecommunications equipment and production equipment. Lease transactions in the small ticket area typically are for less than $250,000 and have lease terms of between two and and five years. The Company manages the risks and costs associated with high volume small ticket leases through centralized credit evaluation, lease administration and collections and business alliances with vendors of business-essential equipment. Small Ticket Leases are primarily generated for the Company's portfolio.

    With the commencement of operations of WINR Business Credit the Company has also developed the Enterprise Lease which is designed to meet the needs of large corporations with influence over multiple business entities, such as franchisor-franchisee relationships. The Enterprise Lease integrates the Value Added Lease and the Small Ticket Lease for organizations in need of enterprise-wide equipment and systems solutions.

    The Company added the Wholesale Lease to its product portfolio in January 1996 through the acquisition of the assets of Capital Business Leasing, Inc., an equipment lease broker that, for a fee, arranges lease financings with other leasing companies for a variety of unrelated brokers and vendors. The Wholesale Lease is generally sold to an outside funding source and does not become part of the Company's lease portfolio.

INDUSTRY

    The equipment leasing industry in the United States has greatly expanded during the last decade. According to the Equipment Leasing Association ("ELA"), a leading industry trade association, lease financing plays a significant role in the United States economy, representing 29% of all business investment in productive assets during 1994. The ELA also estimates that approximately 80% of all United States companies lease some or all of their equipment. According to the United States Department of Commerce, the annual volume of new capital equipment, measured by original equipment cost, placed on lease in the United States was approximately $147 billion in 1994 and is estimated to have been $160 billion in 1995, representing an 8.8% increase.

BUSINESS STRATEGY

    The Company's strategy is to differentiate itself from its competitors in the leasing industry by maintaining a focused, long-term, customer-service approach to its business. Key elements of this strategy include:

    - FOCUS ON LEASING. Leasing high technology and business-essential equipment is the Company's only business. All of the Company's efforts are directed toward providing the most effective leasing products for its customers. The Company makes no recommendation regarding hardware, software or other services in the analysis of the most effective financial arrangements for its customers. As a result, the Company has developed a network of informal relationships with equipment manufacturers, consultants, valued-added remarketers, lease brokers and software providers. These informal alliances provide the Company with referral sources for a significant number of quality prospects for its lease products.

    - FOUR PRODUCT STRATEGY. The Company's Four Product Strategy provides a range of comprehensive lease finance products addressing the financing needs of diverse companies. The VALUE ADDED LEASE features innovative lease structures and the flexibility to upgrade or change technology-based equipment during the lease term. These transactions typically range from $250,000 to $20,000,000. Customers for this product are large, creditworthy companies with critical technological needs. The SMALL TICKET LEASE targets smaller, growing companies with a need for equipment that is critical for the operation of their businesses. This product provides a relatively fast and straightforward way for these customers to acquire business-essential equipment. Lease transactions typically are less than $250,000. The ENTERPRISE LEASE, which is a combination of the Value Added Lease and the Small Ticket Lease, is marketed to business enterprises typified by a large corporate entity with influence over a number of smaller business entities, such as the franchisor/franchisee relationship. The Enterprise Lease is designed to provide enterprise-wide equipment financing solutions. Consolidation of financing for the enterprise provides the customer with an all-inclusive solution that promotes the installation of equipment throughout the enterprise. The WHOLESALE LEASE is typically a small ticket lease brought to the Company by a lease broker and sold to an outside funding source and does not become part of the Company's lease portfolio.

    - ASSET OWNERSHIP. The Company retains ownership of its leases and the underlying equipment, except Wholesale Leases. This affords the Company the flexibility to accommodate customers' desire to add to or upgrade their equipment. This strategy of asset ownership and lease structure provides a means for the customer to meet its changing needs on an economically viable basis for both the customer and the Company.

    - DIVERSIFICATION. The Company believes that it maximizes the stability and profitability of its portfolio by leasing a wide variety of equipment to companies in diverse industries in many geographic locations. Equipment in the Company's portfolio is leased to customers across the country in industries including retail, wholesale, manufacturing, financial services and health care. See "Business -- Portfolio."

LEASING AND SALES ACTIVITIES

    The Company generally leases high technology and business-essential equipment for terms ranging from two to five years. The Company's standard master lease agreements, entered into with each customer, are non-cancelable "net" leases which contain "hell-or-high-water" provisions under which the customer, upon acceptance of the equipment, must make all lease payments regardless of any defects in the equipment, and which require the customer to maintain and service the equipment, insure the equipment against casualty loss and pay all property, sales and other taxes related to the equipment. Although the Company's leases are non-cancelable, leases are frequently modified during the term of the lease to upgrade a customer's equipment configuration. The Company retains ownership of the equipment it leases and, in the event of default by the customer, the Company or the financial institution to whom the lease has been assigned may declare the customer in default, accelerate all lease payments due under the lease and pursue other available remedies, including repossession of the equipment. Upon completion of the initial term of the lease, the customer may: (i) return the equipment to the Company, (ii) renew the lease for an additional term, or (iii) purchase the equipment. If the equipment is returned to the Company, it is sold into the secondary user marketplace.

    The Company sometimes leases operating system software and application software to its customers, but only with a hardware lease. Generally, software leasing is only a financing of the customer's license agreement with its software vendor and no title passes to either the customer or the Company. As a result, the Company generally provides software leasing only to its most creditworthy customers.

    The Company conducts its leasing business in a manner designed to conserve its working capital and minimize its credit exposure. The Company does not purchase equipment until it has received a non-cancelable lease from its customer and has determined that the lease can be discounted with a bank or financial institution or financed with internal funds.

FINANCING

    The Company's ability to arrange financing is important to its business. The Company uses its lines of credit when needed on an interim basis to finance the purchase of equipment for lease. Lease rentals are typically discounted with financial institutions to provide longer term financing of a substantial portion of the equipment cost.

    The Company generally arranges permanent financing of Value Added Leases through non-recourse discounting of lease rentals with various financial institutions at fixed interest rates. The proceeds from the assignment of the lease rentals are equal to the present value of the remaining lease payments due under the lease, discounted at the interest rate charged by the financial institution. Interest rates obtained under this type of financing are negotiated on a transaction-by-transaction basis and reflect the financial condition of the customer, the term of the lease, and the prevailing interest rates. For leases discounted on a non-recourse basis, the financial institution has no recourse against the Company unless the Company is in default of the terms of the agreement under which the lease and the leased equipment are assigned to the institution as collateral. The institution may, however, take title to the collateral in the event the customer fails to make lease payments or certain other defaults by the customer occur under the terms of the lease.

    The Company expects to permanently finance its Small Ticket Leases by discounting pools of lease receivables with various financial institutions on a partial recourse basis. The recourse amount may vary from pool to pool, but the Company's responsibility is generally expected to be limited to 10% of the total discounted amount. In addition to the recourse responsibility of the Company, these loans will be secured by the specific leases and equipment assigned to each pool.

    The Company also uses its available cash to fund leases internally rather than discounting the leases with financial institutions. The Company has funded leases internally where the lease amounts are too small to be attractive to a financial institution or where the value of the underlying equipment or the credit rating of the customer is not acceptable for non-recourse financing. In these cases, the Company believes there are other circumstances that warrant such internal funding. The Company also internally funds leases in its portfolio pending discounting. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition and Liquidity."

    The Company has line of credit agreements for the purpose of interim financing of the Company's acquisition of equipment for lease with First Bank National Association ("First Bank") and Norwest Equipment Finance, Inc. ("Norwest") (collectively the "Banks"). The First Bank line provides credit up to $15,000,000 at its prime rate or, at the Company's option, at a rate determined by a specified alternative rate calculation and terminates on July 31, 1996. The Norwest line provides credit up to $8,000,000 at 25 basis points over its prime rate and expires on June 30, 1996. Both line of credit agreements are secured by the specific leases and equipment assigned to each of the Banks and, under the First Bank agreement, all other personal property and fixtures of the Company. The Company expects that each of these credit lines will be extended; however, such line of credit financing may not always be available or, if so, on terms acceptable to the Company.

PORTFOLIO

    As of March 31, 1996, the Company had a total investment in leasing operations of $263,659,839. Of this amount, $242,946,082 represented direct financing and sales-type leases, $4,842,593 represented operating leases, and $15,871,164 represented equipment purchased for leases that were not yet commenced.

    As measured by original equipment cost, approximately 35% of the portfolio as of March 31, 1996 was comprised of a variety of equipment manufactured by IBM. The remainder of the portfolio was comprised of other types of data processing equipment, point-of-sale systems, telecommunications equipment, office automation equipment and other business-essential equipment made by a variety of other manufacturers.

    The entire portfolio has been originated by the Company and is owned and administered by the Company. The Company's portfolio consists of equipment located in all 50 states with the heaviest concentration in the following states as measured by the percentage of original equipment cost of the entire portfolio as of December 31, 1995:

              California   14.3%        Arizona     6.4%
              Texas        12.3%        Wisconsin   5.1%
              Illinois      7.8%        New York    4.3%
              Minnesota     7.4%        Ohio        4.0%

CUSTOMERS

    The Company currently provides leasing services to a variety of corporations located across the country, some of whom are listed below:

    Bank of America                       Johnson & Johnson
    Citibank                              Mattel, Inc.
    PETsMART, Inc.                        Pacific Telesis
    The Dun & Bradstreet Corporation      Pier 1 Imports, Inc.
    Time Warner, Inc.                     Berkshire Hathaway, Inc.
    Texaco                                Kinko's

    The Company enters into standard master lease agreements with its customers that may contain many separate lease schedules, each with its own particular lease term. Most of the Company's customers have a number of lease schedules in place. Customers' repeat business, through the addition of new lease schedules and modification of existing leases, is an important source of earnings for the Company. Each lease schedule constitutes a lease of additional equipment. For any one customer, its lease schedules can end on many different dates. The Company's representatives maintain close contact with all of its customers. During 1995, a single customer accounted for approximately 14% of total revenues, which resulted from a merger-driven buyout of a lease and the underlying equipment. No other customer accounted for more than 6% of total revenues during 1995.

CREDIT AND TRANSACTION APPROVAL

    The Company's credit policies, procedures and transaction criteria are established by its executive officers. The Credit Committee, comprised of experienced credit professionals, has the responsibility to enforce policy and ensure the quality of the Company's transactions. Small ticket lease transactions under $50,000 in equipment cost are reviewed and graded using credit information supplied by the lessee and by credit agencies with whom the Company has contracted. These transactions are either approved, rejected or re-submitted when credit enhancements are established. For transactions that are greater than $50,000, the Company requires financial statements, additional credit information and senior management approval. For transactions over $250,000, additional approval is required by outside funding sources who fund those transactions on a non-recourse or recourse basis.

OPERATIONS

    The Company's Account Management staff provides lease administration services to the Value Added Lease customer, while WINR Business Credit's Customer Sales and Service provides these services to the Small Ticket Lease customer. Account Management delivers a service to the customer by coordinating and managing the installation of a customer's leased assets. Account Management approves vendor payments for installed equipment, tracks assets by serial number and location, and is responsible for the preparation of lease documentation. WINR Business Credit's Customer Sales and Service tracks Small Ticket Lease and Wholesale Lease applications and inquiries. This group is responsible for all customer contact, customer satisfaction and the quality and control of all lease documents.

MARKETING

    The Company markets its leasing products by selling directly to end-users and indirectly through vendors of equipment, software, value-added services and consulting services. Marketing to customers and prospects directly by the Company's sales representatives is also done by telephone canvassing.

    The Company's sales representatives spend a significant amount of their efforts building networks of equipment manufacturers, value-added remarketers, software suppliers, lease brokers and consultants. The objective is to build informal strategic alliances in order to provide customers with the most effective method for their acquisition of each supplier's products. Most of these referral sources do not provide lease products and look to the Company and other leasing companies to provide these products.

    Personal visits to customers and prospects by Company sales representatives allow the sales representative to build strong relationships with customers in order to provide the most attractive financial products. Repeat business is an important source of earnings for the Company. During the year ended December 31, 1995, a substantial majority of the Company's lease transactions was with existing customers.

    As of May 15, 1996, the Company had a total of 17 sales representatives. The Company generally seeks to hire sales representatives who have experience in equipment sales. The Company expects to hire additional sales personnel in 1996. In addition to its headquarters in Minneapolis, the Company also has sales offices located in Santa Barbara and Oakland, California; Henderson, Nevada; Philadelphia, Pennsylvania; Knoxville, Tennessee; and Dallas, Texas.

COMPETITION

    The Company competes in the equipment leasing marketplace with a variety of companies, some of which have more capital and resources. These firms include equipment manufacturers (as well as captive leasing companies), brokers, leasing companies and financial institutions. The Company frequently encounters competition from IBM Credit Corporation, Comdisco Incorporated, GE Capital Corporation, AT&T Capital, Advanta Corporation, Dana Commercial Credit Corporation and Amplicon Inc.

    The Company competes on the basis of flexibility in structuring transactions, providing a high level of customer service, the knowledge and competence of its employees, pricing and the ability to gain referrals of potential transactions from various business contacts including existing customers.

EMPLOYEES

    As of May 15, 1996, the Company had 85 employees, including 17 sales representatives. The other employees are managerial, administrative, MIS and clerical personnel. The Company considers its employee relations to be excellent.

PROPERTIES

    The Company's corporate offices are located at 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota, 55343. The Company leases approximately 18,000 square feet pursuant to a lease expiring in June 1999. Over the term of the lease, the rent expense is approximately $29,000 per month. The Company also pays monthly parking expenses and a pro rata share of operating expenses and real estate taxes if such expenses and taxes exceed certain thresholds. The Company also leases sales and customer services offices in California, Nevada, Tennessee, Pennsylvania and Texas.

LEGAL PROCEEDINGS

    The Company is not currently involved in any legal proceedings that are material to the Company's business or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Company's directors and executive officers of the Company are as follows:


        NAME          AGE                          TITLE
- --------------------  ---  -----------------------------------------------------
John L. Morgan        55   President and Director
Kirk A. MacKenzie     57   Executive Vice President, Treasurer and Director
Jack A. Norqual       50   Senior Vice President and Director
Paul C. Reyelts       49   Director
Gerald W. Simonson    65   Director
Mark L. Wilson        47   Director and Secretary
Deborah L. Mogensen   44   Vice President
Robert P. Murphy      45   Vice President of Sales and Marketing
Janice R. Englund     50   Vice President
Coleman P. Griffing   39   Vice President of Sales
Gary W. Anderson      43   Vice President, Controller and Assistant Secretary
Richard J. Pieper     46   Vice President
Paul L. Gendler       30   Vice President and General Counsel
Jeffrey A. Mattson    40   Vice President and General Manager of WINR Business
                            Credit


    JOHN L. MORGAN is a founder of the Company and has served as President since January 1985. He has been a director and executive officer of the Company since 1982.

    KIRK A. MACKENZIE is a founder of the Company and has served as Executive Vice President since July 1992. From January 1985 to July 1992, Mr. MacKenzie was a Vice President of the Company. He has been Treasurer, a director and executive officer of the Company since 1982.

    JACK A. NORQUAL is a founder of the Company and has served as Senior Vice President since July 1992. From January 1985 to July 1992, Mr. Norqual served as Vice President and Secretary of the Company. He has been a director and executive officer of the Company since 1982.

    PAUL C. REYELTS became a director of the Company in May 1994. He has been Vice President, Finance and Chief Financial Officer of the Valspar Corporation since 1982. Valspar Corporation is a manufacturer of consumer paints and industrial coatings and related products.

    GERALD W. SIMONSON became a director of the Company in July 1992. Mr. Simonson has been a venture capital investor for more than 24 years. He has been the Chief Executive Officer of Omnetics Connector Corporation, a manufacturer of microminiature connectors, since March 1991. He is also a director of Fairview Hospital and Healthcare Services, Medtronic, Inc. and Northwest Teleproductions, Inc.

    MARK L. WILSON was named Secretary and Director of the Company in February 1995. He has been a practicing attorney since 1974. From 1986 to February 1995, he was a shareholder and officer of the Minneapolis law firm Ross Rosenblatt & Wilson, Ltd. Since February 1995, he has been a shareholder and officer of the Minneapolis law firm Ravich Meyer Wilson Kirkman McGrath & Nauman, P.A.

    DEBORAH L. MOGENSEN joined the Company in 1982 and has been a Vice President of the Company since 1986. She is currently responsible for re-marketing previously leased equipment.

    ROBERT P. MURPHY joined the Company in 1986 as a Vice President. He is currently responsible for the Company's sales and marketing efforts.

    JANICE R. ENGLUND joined the Company in 1986 and has been a Vice President since 1990. She is responsible for the Company's customer account management functions.

    COLEMAN P. GRIFFING joined the Company in 1987 as a sales representative. In January 1994 he became a Vice President.

    GARY W. ANDERSON, a certified public accountant, joined the Company in 1988 as Controller and has served as Assistant Secretary since October 1992. In January 1993, he became Vice President/Controller.

    RICHARD J. PIEPER joined the Company in 1991 as a Vice President. He is currently responsible for the Company's bank financing functions.

    PAUL L. GENDLER, an attorney and certified public accountant, has been Counsel of the Company since August 1994. In October 1995, he became Vice President. From 1993 to 1994 he was an attorney in the General Counsel's Office of the Federal Reserve Bank of Minneapolis. Prior to that he was the law clerk to Chief United States Bankruptcy Judge Robert J. Kressel from 1992 to 1993.


    JEFFREY A. MATTSON joined the Company in June 1996 as a Vice President and General Manager of WINR Business Credit. From 1988 until June 1996, he was employed by Norstan Financial Services, a wholly-owned subsidiary of Norstan, Inc., a telecommunications equipment company, most recently as an officer and general manager.


AUDIT AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

    The Audit and Compensation Committees are composed of the Company's three outside directors, Paul C. Reyelts, Gerald W. Simonson and Mark L. Wilson. The Audit Committee has responsibility for selecting and recommending to the Board of Directors the Company's independent auditors, subject to shareholder approval, reviewing the audit plan of the independent auditors, reviewing annual financial statements and overseeing the monitoring of the Company's system of internal control. The Compensation Committee has responsibility for reviewing and recommending to the Board of Directors any major change in the personnel policies or employee benefits of the Company, plans to provide management continuity, and employee and executive compensation policies, approving compensation changes for executives, and administering the Company's stock-based compensation plans.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth as of May 1, 1996 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each Selling Shareholder, (iii) each director of the Company, (iv) each of the named executive officers listed under "Management" and (v) all directors and executive officers as a group. The table also sets forth the number of shares of Common Stock being offered by each of the Selling Shareholders and the number and percentage of the outstanding shares to be owned after the offering by each person or group identified in the table.


                                                SHARES BENEFICIALLY OWNED                  SHARES TO BE BENEFICIALLY
                                                  PRIOR TO OFFERING (1)                     OWNED AFTER OFFERING (1)
                  NAME OF                     ------------------------------   SHARES    ------------------------------
              BENEFICIAL OWNER                    NUMBER        PERCENTAGE     OFFERED       NUMBER        PERCENTAGE
- --------------------------------------------  ---------------  -------------  ---------  ---------------  -------------
Jack A. Norqual (2)(3)                          1,762,000            22.3%      250,000    1,512,000            17.5%
John L. Morgan (2)(4)                           1,715,000            21.7       250,000    1,465,000            17.0
Kirk A. MacKenzie (2)(5)                        1,702,400            21.6       250,000    1,452,400            16.8
C.C. Dunnavan & Co., Inc. (6)                     397,070             5.1        --          397,070             4.6
Paul C. Reyelts (7)                                 6,866            *           --            6,866            *
Gerald W. Simonson (8)                             10,000            *           --           10,000            *
Mark L. Wilson (9)                                  6,333            *           --            6,333            *
Deborah L. Mogensen (8)                            10,100            *           --           10,100            *
Robert P. Murphy (10)                              87,000             1.1        --           87,000             1.0
Janice R. Englund (8)                              10,100            *           --           10,100            *
Gary W. Anderson (8)                               12,000            *           --           12,000            *
Richard J. Pieper (11)                             51,850            *           --           51,850            *
Coleman P. Griffing (12)                           31,000            *           --           31,000            *
Paul L. Gendler (13)                                1,250            *           --            1,250            *
Jeffrey A. Mattson                                    100            *           --              100            *
All directors and executive officers as a
 group (14 persons)(14)                         5,405,999            66.3       750,000    4,655,999            52.3


- ------------
*   Less than 1%.

 (1)Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares shown. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

 (2)Located at  1015 Opus  Center, 9900  Bren Road  East, Minnetonka,  Minnesota
    55343.

 (3)Includes 50,000 shares owned by Mr. Norqual's spouse, 29,000 shares owned by Mr. Norqual's son and 3,000 shares owned by a not-for-profit organization of which Mr. Norqual is a board member, as to all of which Mr. Norqual disclaims beneficial ownership. Includes 40,000 shares that Mr. Norqual has the right to acquire pursuant to outstanding options.

 (4)Includes 50,000 shares owned by Mr. Morgan's spouse as to which Mr. Morgan disclaims beneficial ownership. Includes 40,000 shares that Mr. Morgan has the right to acquire pursuant to outstanding options.

 (5)Includes  18,400  shares owned  by Mr.  MacKenzie's spouse  as to  which Mr.
    MacKenzie disclaims beneficial ownership. Includes 40,000 shares that Mr. MacKenzie has the right to acquire pursuant to outstanding options.

 (6)As reported in Schedule 13G dated May 28, 1996 filed with the Securities and Exchange Commission. C.C. Dunnavan & Co., Inc., located at 4540 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, has sole voting and investment power with respect to 17,200 shares and shared investment power with respect to 379,870 shares.


 (7)Includes 6,666 shares that Mr. Reyelts has the right to acquire pursuant to outstanding options.

 (8) Includes 10,000 shares that the individual has the right to acquire pursuant to outstanding options.

 (9) Includes 3,333 shares that Mr. Wilson has the right to acquire pursuant to outstanding options.

(10) Includes 80,000 shares that Mr. Murphy has the right to acquire pursuant to outstanding options.

(11) Includes 2,300 shares owned by Mr. Pieper's spouse and 1,550 shares owned by Mr. Pieper's sons, as to all of which Mr. Pieper disclaims beneficial ownership. Includes 27,500 shares that Mr. Pieper has the right to acquire pursuant to outstanding options.

(12) Includes 20,000 shares that Mr. Griffing has the right to acquire pursuant to outstanding options.

(13) Includes 1,250 shares that Mr. Gendler has the right to acquire pursuant to outstanding options.

(14) Includes 120,700 shares owned by spouses of executive officers, 30,550 shares owned by sons of executive officers and 3,000 shares owned by a not-for-profit organization of which an executive officer is a board member, as to all of which such executive officers disclaim beneficial ownership. Includes 298,749 shares that executive officers and directors have the right to acquire pursuant to outstanding options.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

    As of May 1, 1996, there were 7,849,800 shares of Common Stock issued and outstanding. All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not use cumulative voting for the election of directors. Thus, the owners of a majority of the shares of Common Stock outstanding may elect all of the directors, if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Since the Selling Shareholders will continue to collectively own more than fifty percent of the outstanding shares of Common Stock after these offerings, acting together they effectively have the power to elect all directors of the Company. Subject to the rights of the holders of any future series of shares of Preferred Stock, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the shareholders in liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends and other distributions if, as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

    The transfer agent and registrar for the shares of Common Stock is Norwest Bank Minnesota, National Association.

PREFERRED STOCK

    None of the Company's 2,000,000 authorized shares of Preferred Stock has been issued or authorized by the Board of Directors for issuance. Furthermore, the Company currently has no plans or arrangements to issue shares of Preferred Stock. Under the Minnesota Business Corporation Act and the Company's Restated Articles of Incorporation, no action by the Company's shareholders is necessary, and only action of the Board of Directors is required, to establish and designate one or more series of Preferred Stock and to authorize the issuance of shares of any such series. The Board of Directors is empowered to set the terms of each such series (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without shareholder approval, may issue shares of Preferred Stock in one or more series with terms that could adversely effect the voting power and other rights of holders of the Common Stock.

    The authorization or issuance of one or more series of the Company's Preferred Stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of any such series of Preferred Stock may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

CERTAIN LIMITED LIABILITY, INDEMNIFICATION AND ANTI-TAKEOVER PROVISIONS

    The Company's Restated Articles of Incorporation limit the liability of its directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for a breach of fiduciary duty as directors, except for liability for: (1) any breach of the duty of loyalty to the Company or its shareholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (4) violations of certain Minnesota securities laws, or (5) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Restated Articles.

    The Minnesota Business Corporation Act requires the Company to indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the Company. Reference is made to the detailed terms of the Minnesota indemnification statute (Minn. Stat. Section302A.521) for a complete statement of such indemnification rights. The Company's Restated Bylaws require the Company to provide indemnification to the fullest extent of the Minnesota indemnification statute.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

    The Company is subject to the provisions of Sections 302A.671, .673 and .675 of the Minnesota Business Corporation Act. These Sections could operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock.

    Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of stated percentages (20%, 33 1/3% or 50%) or more in the election of directors.

    Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. This provision would not apply to any "business combination" with or involving all or any of the founders of the Company.

    In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the tendering shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The Section does not apply if a committee of the Board consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

                              DESCRIPTION OF NOTES

    The  Notes are to be issued  under the Indenture, dated as of              ,
1996, between the Company and Norwest Bank Minneapolis, National Association, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture (including the definition of certain terms in the Indenture), the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Wherever particular provisions and definitions of the Indenture are referred to, such provisions and definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by such reference. Article and Section references are to Articles and Sections of the Indenture.

GENERAL


    The Notes offered by this Prospectus will be limited to $25,000,000 aggregate principal amount, plus up to an additional $3,750,000 aggregate principal amount if the Underwriters' over-allotment option is exercised in full. The Notes will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. The Notes will be issued initially as book-entry notes in the form of one fully registered global security deposited with or on behalf of The Depository Trust Company or its nominees ("DTC"). The Notes will not initially be issuable in definitive certificated form to any person other than DTC. Interest on the Notes will accrue from the date of original issuance and will be payable on the fifteenth day of each month, commencing August 15, 1996, at the rate per annum stated on the cover page of this Prospectus. Interest will be payable to the person in whose name the Note is registered at the close of business on the tenth day of the month of such Interest Payment Date. (Sections 201, 202, 301, 307, 308 and
311) The Notes will mature on July 1, 2003, unless redeemed earlier at the option of the Company or repaid earlier upon the death of a Holder as set forth below. See "-- Redemption at Option of the Company" and "-- Repayment Option Upon Death."


    Principal and interest will be payable at an office or agency to be maintained by the Company in Minneapolis, Minnesota, except that, at the option of the Company, principal and interest may be paid by check mailed to the person entitled thereto. (Sections 301, 307 and 1002) The Notes may be presented for registration of transfer or exchange at an office or agency to be maintained by the Company in Minneapolis, Minnesota. (Section 305) The Notes will be exchangeable without service charge, but the Company may require payment to cover taxes or other government charges. (Section 305)

    So long as the Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will furnish to Holders of the Notes such reports of the Company as are furnished to the holders of Common Stock. If the Company ceases to be a reporting company under the Exchange Act, the Company will furnish to Holders of the Notes annual audited consolidated financial statements and quarterly unaudited consolidated summary financial statements. (Section 704)

UNSECURED OBLIGATIONS; RANKING

    The Notes will be senior unsecured obligations of the Company. The Notes will not be secured by the assets of the Company or any of its Subsidiaries or Affiliates or otherwise. As such, the Notes will be effectively subordinated to any secured debt of the Company to the extent of the value of the assets securing such obligations. The Notes will also be structurally subordinated to all existing and future liabilities of the Company's Subsidiaries to the extent of the assets of such Subsidiaries, since the rights of the Company to participate in any distribution of assets of any Subsidiary, including WINR Business Credit, upon its liquidation or reorganization or otherwise (and thus the ability of the Holders of the Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of the Subsidiary. Although historically the Company has not incurred debt at the subsidiary level, it may do so in the future.

REDEMPTION AT OPTION OF THE COMPANY


    The Notes may not be redeemed prior to July 1, 2001. The Notes are subject to redemption at par plus accrued interest to the dated fixed for redemption, at the option of the Company in whole at any time or in part from time to time, commencing on July 1, 2001, upon not less than 30 nor more than 60 days' notice mailed to the registered Holders thereof. If the Company elects to redeem less than all of the Notes, the Trustee will select which Notes to redeem using such method as it shall deem fair and appropriate, including the selection for redemption of a portion of the principal amount of any Note but not less than $1,000. On and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. (Article Eleven)

REPAYMENT OPTION UPON DEATH

    Upon the death of any Holder of Notes, the Company will purchase such Holder's Notes on request, if (a) the Notes have been registered in the Holder's name since their date of issuance or for a period of six months prior to the date of such Holder's death, whichever is less, (b) the redemption payments with respect to such Holder's Notes will not exceed $25,000 in aggregate principal amount in any calendar year, (c) the Company will not, after giving effect to such payment, have made redemption payments on Notes of deceased Holders in an aggregate principal amount exceeding $250,000 in any calendar year (if such aggregate principal amount exceeds $250,000, the Trustee will repay such Notes up to $250,000 in aggregate principal amount in the order in which such requests for repayment were received), (d) either the Company or the Trustee has been notified in writing of the request for redemption within one year after the Holder's death, and if less than all of such Holder's Notes are redeemed pursuant to such initial request, either the Company or the Trustee has been notified in writing of subsequent requests for redemption of additional Notes of such Holder within one year after any such preceding notice, (e) the Company is not, after giving effect to such payment, in default under any Funded Recourse Debt, and (f) the Company is not subject to any law, regulation, agreement or administrative directive preventing such repayment. Notes for which such repayment is requested shall, subject to the limitations described above, be repaid at 100% of the principal amount thereof, together with interest accrued to the repayment date, within 30 days following receipt by the Company of the following: (i) a written request for payment signed by a duly authorized representative of the deceased Holder, which shall indicate the name of the deceased Holder, the date of death of the deceased Holder and the principal amount of Notes to be repaid, (ii) the certificates, if any, representing the Notes to be repaid and (iii) evidence satisfactory to the Company and the
Trustee of the death of the Holder and evidence of authority of the representative to the extent required by the Trustee. Authorized representatives of a deceased Holder shall include executors, administrators or other legal representatives of an estate, trustees of a trust, joint owners of Notes owned in joint tenancy or tenancy by the entirety, custodians, conservators, guardians, attorneys-in-fact and other persons generally recognized as having legal authority to act on behalf of others. (Section 1201)

    The death of a person owning a Note in joint tenancy or tenancy by the entirety with another or others shall be deemed the death of the Holder of the Note, and the entire principal amount of the Note so held shall be subject to repayment, together with interest accrued thereon to the repayment date. The death of a person owning a Note by tenancy in common shall be deemed the death of a Holder of a Note only with respect to the deceased Holder's interest in the Note so held by tenancy in common; except that in the event a Note is held by husband and wife as tenants in common, the death of either shall be deemed the death of the Holder of the Note, and the entire principal amount of the Note so held shall be subject to repayment. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a Note, will be deemed the death of the Holder thereof for purposes of this provision, regardless of the registered Holder, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers (or Gifts) to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interests in the Note during his or her lifetime. (Section 1201)

COVENANTS

    The Indenture will contain a number of covenants relating to the Company and its operations, including the following:

    RESTRICTIONS ON ADDITIONAL INDEBTEDNESS. The Indenture limits the amount of Funded Recourse Debt of the Company on a consolidated basis. The Company may not create, incur, assume, guarantee or otherwise be liable for any Funded Recourse Debt if, immediately after giving effect thereto, the aggregate amount of the Funded Recourse Debt outstanding would exceed 300% of the Company's Consolidated Net Worth. "Funded Recourse Debt" is defined in the Indenture as any of the following obligations of the Company or any Subsidiary which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 360 days after the date of the creation or incurrence of such obligation: (1) any obligations, contingent or otherwise, for borrowed money or for the deferred purchase price of property or services (including, without limitation, any interest accruing subsequent to an event of default); (2) all obligations (including the Notes) evidenced by bonds, notes, debentures or other similar instruments; (3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, except any such obligation that constitutes a trade payable and an accrued liability arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared in accordance with generally accepted accounting principles; (4) all Capitalized Lease Obligations; and (5) any guarantee or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement, contingent or otherwise, to purchase, repurchase, or otherwise acquire, to supply or advance funds or become liable with respect to, any indebtedness or any obligation of the type referred to in any of the foregoing clauses (1) through (4), regardless of whether such obligation would appear on a balance sheet; provided, however, that Funded Recourse Debt shall not include any obligations included in the foregoing clauses (1) through (5) under which the rights and remedies of the lender in the event of default are limited to repossession or sale of property securing such obligation, with no recourse to the Company or any Subsidiary. "Consolidated Net Worth" is defined as the excess, as determined in accordance with generally accepted accounting principles, after appropriate deduction for minority interests in the net worth of Consolidated Subsidiaries, of the Company's assets over its liabilities. (Sections 101 and 1007) At March 31, 1996, the Company's Consolidated Net Worth was approximately $56,872,000. As of such date, under the foregoing restriction, and after giving effect to the sale of $25,000,000 principal amount of the Notes hereby, the Company could incur approximately $145,000,000 of additional Funded Recourse Debt. (Sections 101 and
1007)

    RESTRICTIONS ON DIVIDENDS, REDEMPTIONS AND OTHER PAYMENTS. The Indenture provides that the Company cannot (i) declare or pay any dividend, either in cash or property, on any shares of its capital stock (except dividends or other distributions payable solely in shares of capital stock of the Company) or (ii) purchase, redeem or retire any shares of its capital stock or any warrants, rights or options to purchase or acquire any shares of its capital stock or
(iii) make any other payment or distribution, either directly or indirectly through any Subsidiary, in respect of its capital stock (such dividends, purchases, redemptions, retirements, payments and distributions being herein collectively called "Restricted Payments") if, after giving effect thereto,

        (1) an Event of Default would have occurred; or

        (2) the sum of such Restricted Payments plus the aggregate amount of all Restricted Payments made during the period after December 31, 1995 would exceed the sum of $5,000,000 plus 50% of the Company's Consolidated Net Income for each fiscal year commencing subsequent to December 31, 1995 (with 100% reduction for a loss in any fiscal year) plus the cumulative net proceeds received by the Company from the issuance or sale after June 30, 1996 of capital stock of the Company (excluding the proceeds of this offering) or of any warrants, rights or other options to purchase or acquire its capital stock.

Notwithstanding the foregoing, the Company may make a previously-declared Restricted Payment if the declaration of such Restricted Payment was permitted when made. The amount of any Restricted Payment payable in property shall be deemed to be the fair market value of such property as determined by the Board of Directors of the Company. (Section 1006)

    CONSOLIDATION, MERGER OR TRANSFER. The Company may not consolidate with, merge with, or transfer all or substantially all of its assets to another entity where the Company is not the surviving corporation unless (i) such other entity assumes the Company's obligations under the Indenture, and (ii) after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, or both, would become an Event of Default. (Section
801)

    LIMITATION ON RANKING OF FUTURE INDEBTEDNESS. The Indenture provides that the Company will not, directly or indirectly, incur, create, assume or guarantee any Funded Recourse Debt that is senior in right of payment to the Notes. (Section 1013)

    LIMITATIONS ON RESTRICTING SUBSIDIARY DIVIDENDS. The Indenture provides that neither the Company nor its Subsidiaries may create or otherwise cause to become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to (i) pay dividends or make any other distribution on its capital stock, (ii) pay any indebtedness owed to the Company or any other Subsidiary or (iii) make loans, advances or capital contributions to the Company or any other Subsidiary except in certain specified circumstances. (Section
1014)

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. Neither the Company nor any Subsidiary may enter into any transactions with any Affiliate on terms and conditions less favorable to the Company or such Subsidiary, as the case may be, than would be available at such time in a comparable transaction in arm's length dealings with an unrelated Person as determined by the Company's Board of Directors. These provisions do not apply to Restricted Payments otherwise permitted under the Indenture, fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary, as determined by the Company's Board of Directors or its senior management in the exercise of their reasonable business judgment, or payments for goods and services purchased in the ordinary course of business on an arm's length basis. (Section 1015)

EVENTS OF DEFAULT

    An Event of Default includes: (a) failure to pay the principal on the Notes when due at Maturity, upon redemption or upon repayment, as provided in the Indenture; (b) failure to pay any interest on the Notes for 10 days; (c) failure to perform any other covenants set forth in the Indenture for 30 days after receipt of written notice from the Trustee or Holders of at least 25% in principal amount of the outstanding Notes specifying the default and requiring the Company to remedy such default; (d) default in the payment at stated maturity of indebtedness of the Company for money borrowed having an outstanding principal amount due at stated maturity greater than $1,000,000 and such default having continued for a period of 30 days beyond any applicable grace period; (e) an event of default as defined in any mortgage, indenture or instrument of the Company shall have happened and resulted in acceleration of indebtedness which, together with the principal amount of any other indebtedness so accelerated, exceeds $1,000,000 or more at any time, and such default shall not be cured or waived and such acceleration shall not have been rescinded or annulled; (f) certain events of insolvency, receivership or reorganization of the Company or any Subsidiary; and (g) entry of a final judgment, decree or order against the Company for the payment of money in excess of $5,000,000, which judgment, decree or order continues unsatisfied for 30 days without a stay of execution. (Section
501)

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a "default" (meaning, for this purpose, the events specified above without grace periods), give the Holders of the Notes notice of all defaults known to it which have occurred and remained uncured; provided that, except in the case of a default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders. (Section 602)

    If an Event of Default shall occur and be continuing, the Trustee, in its discretion may, and, at the written request of Holders of a majority in aggregate principal amount of the outstanding Notes shall, proceed to protect and enforce its rights and the rights of the Holders. If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Notes may accelerate the maturity of all such outstanding Notes; provided that such acceleration shall occur automatically and without any action on the part of the Trustee or any Holders upon (i) the commencement by the Company or any Subsidiary of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent;
(ii) the consent by the Company or any Subsidiary to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceeding against it; (iii) the filing by the Company or any Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable law; (iv) the consent by the Company or any Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of the Company or any Subsidiary of any substantial part of the property of the Company or any Subsidiary or the making by the Company or any Subsidiary of an assignment for the benefit of creditors; or (v) the taking of corporate action by the Company or any Subsidiary in furtherance of any such action. The Holders of a majority in aggregate principal amount of outstanding Notes may waive a default, except a default in the payment of principal of or interest on any Note. If any Event of Default has occurred and a declaration of acceleration made before a judgment or decree for payment of money due is obtained, Holders of a majority of the outstanding Notes may rescind the acceleration of the Notes if all Events of Default have been remedied and all payments due, other than those due as a result of acceleration, have been made. (Sections 502, 503, 512 and 513)

    The Company must furnish quarterly to the Trustee an Officers' Certificate stating whether to the best knowledge of the signers, the Company is in default under any of the provisions of the Indenture, and specifying all such defaults and the nature thereof, of which they have knowledge. (Section 1011)

    A Holder will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default;
(b) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; (c) the Trustee shall have failed to institute such proceeding within 60 days; and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request. (Section
507) However, the Holder of any Note will have an absolute right to receive payment of the principal of and interest on such Note on or after the respective due dates and to institute suit for the enforcement of such right. (Section 508)

MODIFICATION AND WAIVER

    With certain limited exceptions which permit modifications of the Indenture by the Company and the Trustee only, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in aggregate principal amount of outstanding Notes; provided, however, that no such changes shall without the consent of the Holder of each Note affected thereby (a) change the maturity date of the principal of, or the due date of any installment of interest on, any Note; (b) reduce the principal of, or the rate of interest on, any Note; (c) change the currency in which any portion of the principal of, or interest on, any Note is payable; (d) impair the right to institute suit for the enforcement of any payment of principal of, or interest on, any Note; (e) reduce the above-stated percentage of Holders of outstanding Notes necessary to modify the Indenture; (f) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default; or (g) impair the optional right to repayment upon death provided to the Holders. (Sections 513 and 902)

    The Holders of a majority in aggregate principal amount of outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1012)

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

    The Indenture provides that the Company may terminate its obligations under the Indenture with respect to all the Notes by delivering to the Trustee, in trust for such purpose, money, Government Obligations or both, which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide on the due dates of any payment of principal and interest, or a combination thereof, money in an amount sufficient to discharge the entire indebtedness of the Notes. (Sections 401 and 402)

CONCERNING THE TRUSTEE

    Norwest Bank Minnesota, National Association is Trustee under the Indenture and is also the Note Registrar.

                                  UNDERWRITING

SALE OF COMMON STOCK


    The Underwriters named below have severally agreed, subject to the terms and conditions pertaining to the Common Stock set forth in the Purchase Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the Price to Public less Underwriting Discount set forth on the cover page of this Prospectus. The Purchase Agreement provides that the obligations of the
Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any shares. The Common Stock and the Notes are offered separately and not as units.


                                                                      NUMBER OF
UNDERWRITERS                                                           SHARES
- --------------------------------------------------------------------  ---------
Piper Jaffray Inc...................................................
Dain Bosworth Incorporated..........................................
                                                                      ---------
    Total...........................................................  1,500,000
                                                                      ---------
                                                                      ---------


    The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share; and the Underwriters may allow, and such dealers
may reallow, a concession of  not more than $        per share to certain  other
dealers. After the initial distribution of the Common Stock has been completed, the price and other selling terms may change. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.


    The Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 225,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, made in connection with this offering.

    The Company, its directors and the Selling Shareholders have agreed not to offer, sell or otherwise dispose of any equity securities of the Company for a period of 120 days from the date of this Prospectus without the prior written consent of the Underwriters. Following the expiration of the lock-up period, the 4,312,600 shares held by the directors and Selling Stockholders will be available for sale, subject to the volume and timing restrictions set forth under Rule 144.

    In connection with this offering, the Underwriters and certain selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two-business-day period before commencement of offers or sales of the Common Stock offered hereby. Any passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bids at a price not in excess of the highest independent bid for the security; if all independent bids are below the passive market maker's bid, however, such bid must be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

SALE OF NOTES

    The Underwriters named below have severally agreed, subject to the terms and conditions pertaining to the Notes set forth in the Purchase Agreement, to purchase from the Company the respective principal amount of the Notes indicated below opposite their names at the Price to Public less Underwriting Discount set forth on the cover page of this Prospectus. The Purchase Agreement provides that the obligations of the

Underwriters   are  subject  to  certain   conditions  precedent  and  that  the
Underwriters are committed to purchase all of the Notes if they purchase any Notes. The Notes and the Common Stock are offered separately and not as units.


                                                               PRINCIPAL AMOUNT
UNDERWRITERS                                                       OF NOTES
- ------------------------------------------------------------   -----------------
Piper Jaffray Inc...........................................     $
Dain Bosworth Incorporated..................................
                                                               -----------------
    Total...................................................     $  25,000,000
                                                               -----------------
                                                               -----------------


    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the Price to Public and to selected dealers at such price less a concession of not more than % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of Notes to certain other dealers. After the initial distribution of the Notes has been completed, the price and other selling terms may change.


    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of $3,750,000 in aggregate principal amount of the Notes, solely to cover over-allotments, if any, incurred in the sale of the Notes offered hereby. Any such purchase will occur at the same price as the initial Notes to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will purchase a principal amount of the Notes in approximately the same proportion as set forth in the above table, and the Company will be obligated, pursuant to the option, to sell such Notes to the Underwriters.

    The Company does not intend to list the Notes on any securities exchange or have them included for quotation by Nasdaq or any other quotation system, and no active trading market is expected to develop. Although the Underwriters have each indicated an intention to make a market in the Notes, no Underwriter is obligated to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of such Underwriter. If the Notes are traded after their original issuance, they may trade at a discount to their principal amount.

GENERAL

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments which the Underwriters may be required to make in respect thereto.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock and the Notes being offered hereby is being passed upon for the Company by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota. Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota, has acted as counsel for the Underwriters in connection with the offering.

                                    EXPERTS

    The Consolidated Financial Statements of Winthrop Resources Corporation as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been included and incorporated herein and in the Registration Statement by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C.

20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    This Prospectus does not contain all the information set forth in the Registration Statement on Form S-2 (the "Registration Statement") of which this Prospectus is a part, including exhibits relating thereto, which has been filed with the Commission in Washington, D.C. Copies of the Registration Statement and exhibits thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 and its Proxy Statement dated March 29, 1996 are incorporated herein by reference. All other reports filed by the Company pursuant to Sections 13 or 15(d) of the Exchange Act since the end of the fiscal year covered by the above referenced Annual Report and prior to the date of this Prospectus are incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (except for certain exhibits to such documents). Written requests for such copies should be directed to Gary W. Anderson, Vice President and Controller of the Company, 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; telephone number (612) 936-0226.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Unaudited Interim Consolidated Financial Statements and Notes to Interim
  Consolidated Financial Statements
  Consolidated Balance Sheet as of March 31, 1996 and 1995................   F-2
  Consolidated Statements of Earnings for the three-month periods ended
   March 31, 1996 and 1995................................................   F-3
  Consolidated Statement of Common Shareholders' Equity for the
   three-month period ended March 31, 1996................................   F-4
  Consolidated Statements of Cash Flows for the three-month periods ended
   March 31, 1996 and 1995................................................   F-5
  Condensed Notes to Unaudited Interim Consolidated Financial
   Statements.............................................................   F-6

Audited Consolidated Financial Statements and Notes to Consolidated
  Financial Statements
  Independent Auditors' Report............................................   F-8
  Consolidated Balance Sheets as of December 31, 1996 and 1995............   F-9
  Consolidated Statements of Earnings for each of the years in the three-year period ended December 31, 1995..............................  F-10
  Consolidated Statements of Common Shareholders' Equity for each of the years in the three-year period ended December 31, 1995.................  F-11
  Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 1995..............................  F-12
  Notes to Consolidated Financial Statements..............................  F-13

                         WINTHROP RESOURCES CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                     ASSETS

                                                              MARCH 31,
                                                     ---------------------------
                                                         1996           1995
                                                     ------------   ------------
Cash and cash equivalents.........................   $  2,671,587   $  2,472,352
Receivables:
  Trade accounts..................................      2,729,982      1,537,116
  Other receivables...............................        208,707         39,454
                                                     ------------   ------------
    Total receivables.............................      2,938,689      1,576,570
Investment in leasing operations:
  Direct financing and sales-type leases..........    242,946,082    211,166,725
  Operating leases, less accumulated
   depreciation...................................      4,842,593      7,642,071
  Equipment installed on leases not yet
   commenced......................................     15,871,164     14,675,050
                                                     ------------   ------------
    Total investment in leasing operations........    263,659,839    233,483,846
Furniture and equipment, less accumulated
 depreciation and amortization of $582,139 and
 $456,025.........................................        702,774        322,831
Goodwill and other intangible assets, less
 accumulated amortization of $119,560.............      6,789,137        --
Other assets......................................        448,868        237,047
                                                     ------------   ------------
                                                     $277,210,894   $238,092,646
                                                     ------------   ------------
                                                     ------------   ------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Trade accounts payable............................   $  5,754,109   $  4,409,318
Accrued liabilities...............................      6,416,237      4,749,985
Income taxes payable..............................      1,899,553      1,696,195
Customer deposits.................................      2,574,550      1,695,549
Rents received in advance.........................      2,384,453      1,618,985
Deferred income taxes.............................     16,301,734     14,281,456
Discounted lease rentals..........................    185,007,934    161,793,846
                                                     ------------   ------------
      Total liabilities...........................    220,338,570    190,245,334
Preferred stock, $.01 par value. Authorized
 2,000,000 shares; no shares issued and
 outstanding......................................        --             --
Common shareholders' equity:
  Common stock, $.01 par value. Authorized
   15,000,000 shares; issued and outstanding
   7,849,800 shares and 7,934,400 shares..........         78,498         79,344
  Additional paid-in capital......................      9,467,104      9,527,043
  Retained earnings...............................     47,326,722     38,240,925
                                                     ------------   ------------
    Total common shareholders' equity.............     56,872,324     47,847,312
                                                     ------------   ------------
                                                     $277,210,894   $238,092,646
                                                     ------------   ------------
                                                     ------------   ------------

    The accompanying notes are an integral part of the interim consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION
                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED MARCH
                                                                  31,
                                                       -------------------------
                                                          1996          1995
                                                       -----------   -----------
Revenues:
  Leasing...........................................   $15,499,784   $16,894,607
  Sales.............................................       477,525       869,814
  Other.............................................        71,937        47,782
                                                       -----------   -----------
    Total revenues..................................    16,049,246    17,812,203
                                                       -----------   -----------

Costs and expenses:
  Leasing...........................................     4,654,327     6,699,168
  Sales.............................................       259,337       790,790
  Selling, general and administrative...............     2,126,295     1,525,727
  Interest..........................................     3,577,662     3,364,601
  Other.............................................       118,727       --
                                                       -----------   -----------
    Total costs and expenses........................    10,736,348    12,380,286
                                                       -----------   -----------

Earnings before income tax expense..................     5,312,898     5,431,917

Provision for income tax expense....................     2,178,300     2,172,800
                                                       -----------   -----------

Net earnings........................................   $ 3,134,598   $ 3,259,117
                                                       -----------   -----------
                                                       -----------   -----------

Net earnings per common share.......................   $      0.40   $      0.41
                                                       -----------   -----------
                                                       -----------   -----------

    The accompanying notes are an integral part of the interim consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION
             CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                          COMMON STOCK      ADDITIONAL
                                                      --------------------   PAID-IN     RETAINED
                                                       SHARES     AMOUNT     CAPITAL     EARNINGS       TOTAL
                                                      ---------  ---------  ----------  -----------  -----------
Balance, December 31, 1995..........................  7,882,900  $  78,829  $9,465,205  $45,179,662  $54,723,696
Repurchase and retirement of common shares..........    (43,100)      (431)    (51,751)    (673,746)    (725,928)
Common shares issued upon exercise of stock
 options............................................     10,000        100      53,650      --            53,750
Dividends declared..................................     --         --          --         (313,792)    (313,792)
Net earnings for the period.........................     --         --          --        3,134,598    3,134,598
                                                      ---------  ---------  ----------  -----------  -----------
Balance, March 31, 1996.............................  7,849,800  $  78,498  $9,467,104  $47,326,722  $56,872,324
                                                      ---------  ---------  ----------  -----------  -----------
                                                      ---------  ---------  ----------  -----------  -----------

    The accompanying notes are an integral part of the interim consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                     THREE MONTHS ENDED MARCH 31,
                                                                                    ------------------------------
                                                                                         1996            1995
                                                                                    --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings......................................................................  $    3,134,598  $    3,259,117
Adjustments to reconcile net earnings to net cash used in operating activities:
  Leasing costs, primarily depreciation and interest expense on discounted lease
   rentals........................................................................       8,294,455      10,746,757
  Leasing revenue, primarily amortization of unearned income on sales-type and
   direct finance leases..........................................................      (1,723,425)     (7,190,918)
  Deferred initial direct costs...................................................         (10,528)       (245,137)
  Deferred income taxes...........................................................         871,320         869,120
  Amortization of goodwill and other intangible assets............................         118,727        --
  Depreciation and amortization on furniture and equipment........................          53,154          20,446
  Changes in operating assets and liabilities:
    Trade accounts and other receivables..........................................        (593,033)        847,480
    Other assets..................................................................         (81,792)        140,698
    Accounts payable and accrued liabilities......................................         400,057        (437,748)
    Income taxes payable..........................................................         254,671       1,258,349
    Customer deposits and rents received in advance...............................        (992,825)       (916,366)
                                                                                    --------------  --------------
      Net cash provided by operating activities...................................       9,725,379       8,351,798
                                                                                    --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment for leasing...............................................     (33,960,483)    (35,304,921)
  Purchase of furniture and equipment.............................................        (148,850)        (32,114)
  Acquisition, net of cash and equipment acquired.................................      (6,842,031)       --
                                                                                    --------------  --------------
      Net cash used in investing activities.......................................     (40,951,364)    (35,337,035)
                                                                                    --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from discounted lease rentals..........................................      25,064,660      24,089,096
  Early retirement of discounted lease rentals....................................        (492,582)       (840,895)
  Borrowings under lines of credit................................................         800,000       9,300,000
  Repayment of borrowings under lines of credit...................................        (800,000)     (9,300,000)
  Proceeds from exercise of stock options.........................................          53,750        --
  Repurchase of common stock......................................................        (725,928)       (490,309)
  Dividends paid..................................................................        (236,487)       (161,050)
                                                                                    --------------  --------------
      Net cash provided by financing activities...................................      23,663,413      22,596,842
                                                                                    --------------  --------------
Net decrease in cash and cash equivalents.........................................      (7,562,572)     (4,388,395)
Cash and cash equivalents, beginning of period....................................      10,234,159       6,860,747
                                                                                    --------------  --------------
Cash and cash equivalents, end of period..........................................  $    2,671,587  $    2,472,352
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Cash paid during the period for:
  Interest........................................................................  $       22,819  $       41,246
                                                                                    --------------  --------------
                                                                                    --------------  --------------
  Income taxes....................................................................  $    1,052,308  $       45,331
                                                                                    --------------  --------------
                                                                                    --------------  --------------

    The accompanying notes are an integral part of the interim consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION
              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION
    The financial statements included in this Prospectus have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations, although management believes the disclosures are adequate to make the information presented not misleading. These statements should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

    The financial statements presented herein as of March 31, 1996 and 1995 and for the three months then ended reflect, in the opinion of management, all material adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. Certain 1995 balances have been reclassified to conform to the 1996 method of presentation.

(2) ACQUISITION
    On January 19, 1996, the Company acquired substantially all of the assets of Capital Business Leasing, Inc. ("Capital"), a Nevada corporation with its headquarters in Henderson, Nevada and a sales office in Knoxville, Tennessee. Capital was a small-ticket lease broker that served as a focal point or consolidator for a variety of unrelated brokers and vendors, and arranged for the financing of these lease transactions with other leasing companies. The
Company plans to operate this wholesale lease broker business as it was previously conducted. Capital's assets, which included cash, furniture and equipment and other intangibles including goodwill, were acquired pursuant to an asset purchase agreement for $7,100,000. The Company paid $5,100,000 on January 19, 1996 from existing cash reserves, and will pay up to $2,000,000 on December 31, 1996, plus accrued interest thereon at a rate of six percent (6%) per annum.

    The acquisition has been accounted for as a purchase and the results of operations of Capital since the date of acquisition have been included in the Company's consolidated financial statements. The Company allocated $1,000,000 of the purchase price to other intangible assets and is amortizing such amount on a straight-line basis over five years. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $5,842,000 was recognized as goodwill and is being amortized on a straight-line basis over 15 years.

(3) INVESTMENT IN LEASING OPERATIONS
    The components of the net investment in direct financing and sales-type leases as of March 31, 1996 were as follows:

Minimum lease payments receivable...........................  $260,568,947
Estimated residual values...................................    23,135,261
Initial direct costs........................................     4,138,711
Less unearned revenue on lease payments receivable..........   (40,986,792)
Less unearned revenue on residuals..........................    (3,910,045)
                                                              ------------
Net investment in direct financing and sales-type leases....  $242,946,082
                                                              ------------
                                                              ------------

    Unearned revenue is recorded as leasing revenue over the lease terms.

                         WINTHROP RESOURCES CORPORATION
        CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

(3) INVESTMENT IN LEASING OPERATIONS (CONTINUED)
    Investment in operating lease assets included the following as of March 31, 1996:

Operating lease assets......................................  $  9,915,680
Less accumulated depreciation and amortization..............    (5,073,087)
                                                              ------------
Net operating lease assets..................................  $  4,842,593
                                                              ------------
                                                              ------------

(4) DISCOUNTED LEASE RENTALS
    Discounted lease rentals as of March 31, 1996 consisted of the following:

Non-recourse borrowings.....................................  $184,220,729
Recourse borrowings.........................................       787,205
                                                              ------------
Total discounted lease rentals..............................  $185,007,934
                                                              ------------
                                                              ------------

(5) NOTES PAYABLE TO BANKS
    At March 31, 1996, the Company had lines of credit totaling $23,000,000 available from two banks. The interest rates are charged at one bank's prime rate, or, at the Company's option, at a rate determined by a specified alternative-rate calculation, and at 25 basis points over the other bank's prime rate. These agreements expire in July 1996 and June 1996, respectively. All borrowings under these agreements are secured by specific leases and the underlying equipment and, in the case of one credit line, all other personal property and fixtures of the Company. At March 31, 1996, no amounts were outstanding under these lines of credit.

(6) INCOME TAXES
    The Company accounts for income taxes under FASB No. 109. Income tax expense for the three months ended March 31, 1996 consisted of current and deferred tax expense of $1,306,980 and $871,320, respectively.

(7) EARNINGS PER SHARE
    Earnings per share are computed on the weighted average number of common shares outstanding of 7,871,525 and 7,953,181 for the three months ended March 31, 1996 and 1995, respectively. Common equivalent shares are excluded from the weighted average number of common shares as the dilutive effect is less than 3%.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
  Winthrop Resources Corporation:

    We  have  audited  the  consolidated balance  sheets  of  Winthrop Resources
Corporation and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of earnings, common shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winthrop Resources Corporation and Subsidiary as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                    KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 7, 1996

                         WINTHROP RESOURCES CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                        1995            1994
                                                                                   --------------  --------------
Cash and cash equivalents........................................................  $   10,234,159  $    6,860,747
Receivables:
  Trade accounts.................................................................       2,215,747       2,372,863
  Other receivables..............................................................         129,909          51,187
                                                                                   --------------  --------------
    Total receivables............................................................       2,345,656       2,424,050
Investment in leasing operations:
  Direct financing and sales-type leases.........................................     238,651,547     194,379,184
  Operating leases, less accumulated depreciation................................       5,542,906       8,527,321
  Equipment installed on leases not yet commenced................................      10,086,568      13,830,784
                                                                                   --------------  --------------
    Total investment in leasing operations.......................................     254,281,021     216,737,289
Furniture and equipment, less accumulated depreciation and amortization of
 $528,985 and $435,579...........................................................         607,078         311,163
Other assets.....................................................................         432,909         377,745
                                                                                   --------------  --------------
                                                                                   $  267,900,823  $  226,710,994
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Trade accounts payable...........................................................  $    8,001,592  $    5,453,696
Accrued liabilities..............................................................       3,691,392       4,066,373
Income taxes payable.............................................................       1,644,882         437,846
Customer deposits................................................................       2,017,070       1,595,957
Rents received in advance........................................................       3,934,758       2,634,943
Deferred income taxes............................................................      15,430,414      13,412,336
Discounted lease rentals.........................................................     178,457,019     153,793,307
                                                                                   --------------  --------------
    Total liabilities............................................................     213,177,127     181,394,458
Preferred stock, $.01 par value. Authorized 2,000,000 shares; no shares issued
 and outstanding.................................................................        --              --
Common shareholders' equity:
  Common stock, $.01 par value. Authorized 15,000,000 shares; issued and
   outstanding 7,882,900 and 7,978,500 shares....................................          78,829          79,785
  Additional paid-in capital.....................................................       9,465,205       9,579,995
  Retained earnings..............................................................      45,179,662      35,656,756
                                                                                   --------------  --------------
    Total common shareholders' equity............................................      54,723,696      45,316,536
                                                                                   --------------  --------------
                                                                                   $  267,900,823  $  226,710,994
                                                                                   --------------  --------------
                                                                                   --------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                               YEARS ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1995           1994           1993
                                                                      -------------  -------------  -------------
Revenues:
  Leasing...........................................................  $  66,705,791  $  68,007,754  $  65,206,846
  Sales.............................................................      2,003,054      1,870,024      2,194,413
                                                                      -------------  -------------  -------------
    Total revenues..................................................     68,708,845     69,877,778     67,401,259
                                                                      -------------  -------------  -------------
Costs and expenses:
  Leasing...........................................................     28,840,374     37,269,426     39,775,398
  Sales.............................................................      1,555,212      1,233,988      1,993,963
  Selling, general and administrative...............................      5,655,555      5,862,466      4,763,810
  Interest expense..................................................     13,469,746      9,928,313      8,600,891
                                                                      -------------  -------------  -------------
    Total costs and expenses........................................     49,520,887     54,294,193     55,134,062
                                                                      -------------  -------------  -------------
Investment income...................................................         72,019         17,913        498,866
                                                                      -------------  -------------  -------------
Earnings before income tax expense..................................     19,259,977     15,601,498     12,766,063
Provision for income tax expense....................................      7,704,000      6,240,600      5,106,500
                                                                      -------------  -------------  -------------
Net earnings........................................................  $  11,555,977  $   9,360,898  $   7,659,563
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Net earnings per common share.......................................  $        1.46  $        1.16  $        0.98
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Weighted average number of common shares outstanding................      7,911,854      8,047,326      7,807,534
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of the consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION
             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                   COMMON STOCK         ADDITIONAL
                                              -----------------------    PAID-IN       RETAINED
                                                 SHARES      AMOUNT      CAPITAL       EARNINGS         TOTAL
                                              ------------  ---------  ------------  -------------  -------------
Balance, December 31, 1992..................  $  7,300,000  $  73,000  $  4,684,735  $  20,544,898  $  25,302,633
  Issuance of common shares in connection
   with public stock offering net of
   $508,750 issuance cost...................       750,000      7,500     4,921,250       --            4,928,750
  Dividends declared........................       --          --           --            (468,000)      (468,000)
  Net earnings for year.....................       --          --           --           7,659,563      7,659,563
                                              ------------  ---------  ------------  -------------  -------------
Balance, December 31, 1993..................     8,050,000     80,500     9,605,985     27,736,461     37,422,946
  Repurchase and retirement of common
   shares...................................       (85,666)      (857)     (102,824)      (796,553)      (900,234)
  Common shares issued upon exercise of
   stock options............................        14,166        142        76,834       --               76,976
  Dividends declared........................       --          --           --            (644,050)      (644,050)
  Net earnings for year.....................       --          --           --           9,360,898      9,360,898
                                              ------------  ---------  ------------  -------------  -------------
Balance, December 31, 1994..................     7,978,500     79,785     9,579,995     35,656,756     45,316,536
  Repurchase and retirement of common
   shares...................................       (95,600)      (956)     (114,790)    (1,084,498)    (1,200,244)
  Dividends declared........................       --          --           --            (948,573)      (948,573)
  Net earnings for year.....................       --          --           --          11,555,977     11,555,977
                                              ------------  ---------  ------------  -------------  -------------
Balance, December 31, 1995..................  $  7,882,900  $  78,829  $  9,465,205  $  45,179,662  $  54,723,696
                                              ------------  ---------  ------------  -------------  -------------
                                              ------------  ---------  ------------  -------------  -------------

   The accompanying notes are an integral part of the consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEARS ENDED DECEMBER 31,
                                                                 ------------------------------------------------
                                                                      1995             1994             1993
                                                                 ---------------  ---------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings...................................................  $    11,555,977  $     9,360,898  $    7,659,563
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Leasing costs, primarily depreciation and interest expense on
   discounted lease rentals....................................       41,945,076       46,789,031      48,375,551
  Leasing revenues, primarily amortization of unearned income
   on sales-type and direct finance leases.....................      (16,407,715)     (36,279,512)    (40,962,075)
  Deferred initial direct costs................................       (1,317,625)        (360,496)       (446,410)
  Deferred income taxes........................................        2,018,078        3,398,444       3,080,163
  Net (gain) loss on sales of investments......................            2,846        --               (498,866)
  Depreciation and amortization on furniture and equipment.....           93,406           76,408          67,039
Changes in operating assets and liabilities:
  Trade accounts and other receivables.........................           78,394       (1,256,374)        133,215
  Other assets.................................................         (331,829)          49,048         (55,210)
  Accounts payable and accrued liabilities.....................        2,097,478        1,211,301      (5,046,710)
  Income taxes payable.........................................        1,207,036         (191,015)       (146,088)
  Customer deposits and rents received in advance..............        1,720,928        1,450,619         371,006
                                                                 ---------------  ---------------  --------------
    Net cash provided by operating activities..................       42,662,050       24,248,352      12,531,178
                                                                 ---------------  ---------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment for leasing............................     (130,359,631)    (108,767,816)    (94,046,260)
  Purchase of furniture and equipment..........................         (389,321)        (140,741)       (122,461)
  Purchase of investments......................................          (40,300)        (241,393)        (61,028)
  Proceeds from sales of investments...........................          314,119        --              1,222,132
                                                                 ---------------  ---------------  --------------
    Net cash used in investing activities......................     (130,475,133)    (109,149,950)    (93,007,617)
                                                                 ---------------  ---------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from discounted lease rentals.......................      105,065,806       95,686,303      82,140,671
  Early retirement of discounted lease rentals.................      (11,805,932)      (7,873,312)     (4,338,932)
  Borrowings under lines of credit.............................       17,900,000        1,900,000      45,889,000
  Repayment of borrowings under lines of credit................      (17,900,000)      (1,900,000)    (45,889,000)
  Proceeds from issuance of common stock.......................        --               --              4,928,750
  Proceeds from exercise of stock options......................        --                  76,976        --
  Repurchase of common stock...................................       (1,200,243)        (900,234)       --
  Dividends paid...............................................         (873,136)        (644,000)       (307,000)
                                                                 ---------------  ---------------  --------------
      Net cash provided by financing activities................       91,186,495       86,345,733      82,423,489
                                                                 ---------------  ---------------  --------------
Net increase in cash and cash equivalents......................        3,373,412        1,444,135       1,947,050
Cash and cash equivalents, beginning of year...................        6,860,747        5,416,612       3,469,562
                                                                 ---------------  ---------------  --------------
Cash and cash equivalents, end of year.........................  $    10,234,159  $     6,860,747  $    5,416,612
                                                                 ---------------  ---------------  --------------
                                                                 ---------------  ---------------  --------------
Cash paid during the year for:
  Interest.....................................................  $       144,140  $        91,750  $      343,042
                                                                 ---------------  ---------------  --------------
                                                                 ---------------  ---------------  --------------
  Income taxes.................................................  $     4,478,886  $     3,033,071  $    2,158,874
                                                                 ---------------  ---------------  --------------
                                                                 ---------------  ---------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                         WINTHROP RESOURCES CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

    Winthrop Resources Corporation (the "Company") is engaged in the business of leasing computer systems and other equipment throughout the United States. The Company extends credit to its customers, substantially all of whom are end users of the leased equipment, in a wide variety of industries. During 1995, a single customer accounted for approximately 14% of total revenues. A different customer during 1994 and 1993 accounted for approximately 20% and 18% of total revenues, respectively.

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, WINR Business Credit Corporation ("WINR Business Credit"). Intercompany accounts have been eliminated. There were no intercompany transactions. WINR Business Credit was organized in July 1995 to provide lease financing to small and emerging-growth companies.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  LEASE ACCOUNTING

    LEASE ACCOUNTING POLICIES -- Statement of Financial Accounting Standards No. 13, ACCOUNTING FOR LEASES ("FASB No. 13"), requires that a lessor account for each lease by either the direct financing, sales-type or operating method (hereinafter referred to as "accounting methods"). Lease classification is not affected by the discounting of lease rentals that occurs after lease inception.

    ACCOUNTING METHODS AND PROFIT RECOGNITION -- Revenue, cost and resulting profit are recognized during each of the accounting periods within the lease term. For all types of leases, the determination of profit recognizes as an asset the estimated fair market value of the equipment at lease termination, commonly referred to as "residual" value.

    The allocation of profit among the accounting periods within a lease term will vary depending upon the accounting method applied. The accounting methods are described below.

    DIRECT FINANCING AND SALES-TYPE LEASES -- These leases transfer substantially all the benefits and risks of equipment ownership to the lessee as defined in FASB No. 13. Profit recognition under these two accounting methods is similar, except that the sales-type classification gives rise to dealer profit. This generally results when the Company provides used equipment to its customer. This equipment may be obtained in the secondary marketplace, but most frequently is the result of re-leasing the Company's own portfolio. Under the sales-type method, dealer profit is recognized at lease inception by recording lease revenue and lease cost. Revenue consists of the present value of the future minimum lease payments discounted at the rate implicit in the lease. Cost consists of the equipment's book value, less the present value of its residual. For direct financing and sales-type leases, the present value of both the future minimum lease payments and the residual are recorded as assets. In each period, interest income, which is included in leasing revenue, is recognized as a constant percentage return on asset carrying values.

    OPERATING LEASES -- Operating lease revenue consists of monthly rentals. The cost of equipment is recorded as "Investment in leasing operations -- Operating leases" on the balance sheet and is depreciated

                         WINTHROP RESOURCES CORPORATION

                        DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) on a straight-line basis over the lease term to the Company's estimate of residual value. Revenue, depreciation expense and the resultant gross profit margin are recorded evenly over the life of the lease. Should the lease be financed, the interest expense declines over the term of the financing as the principal is reduced, with the resultant net margin being lower in the early periods of the financing and higher in the later periods.

    INITIAL DIRECT COSTS -- Initial direct costs, including sales commissions, related to direct financing and operating leases are capitalized and recorded as part of the net investment in leases and are amortized over the lease terms.

    RESIDUALS -- Residual values, representing the estimated value of the equipment at the termination of the lease, are recorded in the financial statements at the inception of each sales-type or direct financing lease as amounts estimated by management based upon its experience and judgment. The residual values for operating leases are included in the leased equipment's net book value.

    The Company evaluates residual values on an ongoing basis and records any required changes. In accordance with generally accepted accounting principles, no upward revision of residual values is made subsequent to the period of the inception of the lease. Residual values for sales-type and direct financing leases are recorded at their net present value and the unearned interest is amortized over the lease term so as to produce a constant percentage return on the net present value.

  SALES

    Sales revenue includes only proceeds from outright equipment sales and excludes sales-type lease revenue, which is included in leasing revenue.

  EQUIPMENT INSTALLED ON LEASES NOT YET COMMENCED

    Equipment installed on leases not yet commenced consists primarily of equipment installed on lease contracts that are yet to commence and as such is valued at cost.

  DEPRECIATION

    The cost of equipment under operating leases and furniture and equipment is depreciated using an accelerated method for income tax purposes and straight-line method for financial reporting purposes. The estimated useful lives of these assets range from three to seven years.

  INCOME TAXES

    Deferred income taxes are determined on the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109.

  CASH EQUIVALENTS

    For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  EARNINGS PER SHARE

    The net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. In 1995, 1994 and 1993, common stock equivalents are excluded from the weighted average number of outstanding common shares as the dilutive effect is less than 3%.

                         WINTHROP RESOURCES CORPORATION

                        DECEMBER 31, 1995, 1994 AND 1993

(2) INVESTMENT IN LEASING OPERATIONS
    The components of the net investment in direct financing and sales-type leases as of December 31, 1995 and 1994 are as follows:

                                                                              1995            1994
                                                                         --------------  --------------
Minimum lease payments receivable:
  To be received by the Company........................................  $   61,018,757  $   39,715,117
  To be received by financial institutions.............................     197,251,654     170,577,470
Estimated residual values..............................................      22,255,982      17,285,979
Initial direct costs...................................................       4,119,388       2,869,912
Less unearned revenue on lease payments receivable.....................     (42,106,109)    (32,875,403)
Less unearned revenue on residuals.....................................      (3,888,125)     (3,193,891)
                                                                         --------------  --------------
Net investment in direct financing and sales-type leases...............  $  238,651,547  $  194,379,184
                                                                         --------------  --------------
                                                                         --------------  --------------

    Unearned revenue is recognized as leasing revenue over the lease term.

    Investment in operating lease assets  includes the following as of  December
31:

                                                                               1995           1994
                                                                           -------------  -------------
Operating lease assets...................................................  $  10,152,159  $  11,935,424
Less accumulated depreciation and amortization...........................     (4,609,253)    (3,408,103)
                                                                           -------------  -------------
Net......................................................................  $   5,542,906  $   8,527,321
                                                                           -------------  -------------
                                                                           -------------  -------------

(3) FUTURE MINIMUM LEASE PAYMENTS RECEIVABLE ON NONDISCOUNTED LEASES
    Future minimum lease payments to be received by the Company on nondiscounted leases, as of December 31, 1995, are as follows:

                                          DIRECT FINANCING AND   OPERATING
YEARS ENDING DECEMBER 31                   SALES-TYPE LEASES      LEASES        TOTAL
- ----------------------------------------  --------------------   ---------   -----------
1996....................................      $23,200,074          $300      $23,200,374
1997....................................       17,600,398          --         17,600,398
1998....................................       11,929,115          --         11,929,115
1999....................................        6,467,289          --          6,467,289
2000....................................        1,821,881          --          1,821,881
                                          --------------------   ---------   -----------
                                              $61,018,757          $300      $61,019,057
                                          --------------------   ---------   -----------
                                          --------------------   ---------   -----------

(4) DISCOUNTED LEASE RENTALS
    The Company utilizes its lease rentals and underlying equipment as collateral to borrow from financial institutions at fixed rates on a non-recourse or recourse basis. In the event of a default by a customer in non-recourse financing, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the Company. For recourse financing, besides having a first lien on the equipment, the financial institution can seek recourse from the Company. Proceeds from discounting are recorded on the balance sheet as "Discounted lease rentals." As customers make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded. Discounted lease rentals are amortized using the interest method.

                         WINTHROP RESOURCES CORPORATION

                        DECEMBER 31, 1995, 1994 AND 1993

(4) DISCOUNTED LEASE RENTALS (CONTINUED)
    Discounted lease rentals as of December 31 consisted of the following:

                                                                              1995            1994
                                                                         --------------  --------------
Non-recourse borrowings................................................  $  177,158,813  $  145,779,462
Recourse borrowings....................................................       1,298,206       8,013,845
                                                                         --------------  --------------
    Total..............................................................  $  178,457,019  $  153,793,307
                                                                         --------------  --------------
                                                                         --------------  --------------

    Future minimum lease rentals and interest expense on leases that have been discounted as of December 31, 1995 are as follows:

                           RENTALS TO BE RECEIVED BY
                             FINANCIAL INSTITUTIONS

                                       DIRECT FINANCING
                                              AND           OPERATING      DISCOUNTED      INTEREST
YEARS ENDING DECEMBER 31               SALES-TYPE LEASES      LEASES     LEASE RENTALS      EXPENSE
- ------------------------------------  -------------------  ------------  --------------  -------------
1996................................    $    80,777,323    $  2,797,668  $   71,536,313  $  12,038,678
1997................................         62,058,466       1,468,892      56,602,021      6,925,337
1998................................         33,300,608          36,336      30,352,454      2,984,490
1999................................         16,859,955          33,308      15,830,940      1,062,323
2000................................          4,255,302         --            4,135,291        120,011
                                      -------------------  ------------  --------------  -------------
                                        $   197,251,654    $  4,336,204  $  178,457,019  $  23,130,839
                                      -------------------  ------------  --------------  -------------
                                      -------------------  ------------  --------------  -------------

    Interest expense was  $13,469,746, $9,928,313 and  $8,600,891 in 1995,  1994
and 1993, respectively.

(5) NOTES PAYABLE TO BANKS
    At December 31, 1995, the Company had lines of credit totaling $23,000,000 available from two banks. The interest rates are charged at one bank's prime rate, or, at the Company's option, at a rate determined by a specified alternative-rate calculation, and at 25 basis points over the other bank's prime rate. These agreements expire in July 1996 and June 1996, respectively. All borrowings under these agreements are secured by specific leases and the underlying equipment. At December 31, 1995 and 1994, no amounts were outstanding under these lines of credit.

(6) INCOME TAXES
    Provisions for income taxes for the years ended December 31, 1995, 1994 and 1993 are summarized as follows:

                                                                    1995          1994          1993
                                                                ------------  ------------  ------------
Current:
Federal.......................................................  $  4,549,100  $  2,459,200  $  1,717,000
State.........................................................     1,136,800       383,000       309,300
                                                                ------------  ------------  ------------
                                                                   5,685,900     2,842,200     2,026,300
                                                                ------------  ------------  ------------
Deferred:
Federal.......................................................     1,763,400     2,649,400     2,424,700
State.........................................................       254,700       749,000       655,500
                                                                ------------  ------------  ------------
                                                                   2,018,100     3,398,400     3,080,200
                                                                ------------  ------------  ------------
                                                                $  7,704,000  $  6,240,600  $  5,106,500
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

                         WINTHROP RESOURCES CORPORATION

                        DECEMBER 31, 1995, 1994 AND 1993

(6) INCOME TAXES (CONTINUED)
    Reconciliation of the statutory federal income tax rate to the Company's effective rate is as follows:

                                                                                1995         1994         1993
                                                                             -----------  -----------  -----------
Statutory rate.............................................................       34.0%        34.0%        34.0%
State taxes, net of federal tax benefit....................................        5.0%         5.0%         5.0%
Other, net.................................................................        1.0%         1.0%         1.0%
Effective rate.............................................................       40.0%        40.0%        40.0%

    The components of deferred income tax expense for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                                                  1995          1994           1993
                                                              ------------  -------------  -------------
Deferred tax expense (exclusive of the effects of other
 components listed below)...................................  $    553,100  $   4,637,800  $   4,420,500
Deferred tax credits reinstated for utilization of tax net
 operating loss carryforwards...............................       --            --                5,200
Alternative minimum tax credit carryforwards used/
 (generated)................................................     1,465,000     (1,239,400)    (1,345,500)
                                                              ------------  -------------  -------------
                                                              $  2,018,100  $   3,398,400  $   3,080,200
                                                              ------------  -------------  -------------
                                                              ------------  -------------  -------------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities (assets) at December 31, 1995 and 1994 are as follows:

                                                                               1995           1994
                                                                           -------------  -------------
Investment in leasing operations, principally due to differences in tax and book accounting methods.............................................  $  20,393,200  $  19,976,600
Other....................................................................         53,014         31,636
                                                                           -------------  -------------
  Gross deferred tax liability...........................................     20,446,214     20,008,236
                                                                           -------------  -------------
Alternative minimum tax credit carryforwards.............................     (4,946,000)    (6,411,000)
Other....................................................................        (69,800)      (184,900)
                                                                           -------------  -------------
  Gross deferred tax asset...............................................     (5,015,800)    (6,595,900)
                                                                           -------------  -------------
Net deferred tax liability...............................................  $  15,430,414  $  13,412,336
                                                                           -------------  -------------
                                                                           -------------  -------------

    No valuation allowance for deferred tax assets was considered necessary as of December 31, 1995 or 1994. The character of the deferred tax assets is such that they cannot be realized through carryback to prior tax periods, but rather, by offsetting the tax effects of the reversal of existing taxable temporary differences.

    The Company had federal and state alternative minimum tax credit carryforwards, for tax purposes, of $4,946,000 at December 31, 1995. These credits may be used to offset future tax liability if the regular tax exceeds alternative minimum tax and may be carried forward for an indefinite period.

(7) SHAREHOLDERS' EQUITY

COMMON STOCK

    STOCK INCENTIVE PLAN -- On April 21, 1992, the Board of Directors and shareholders of the Company adopted the Company's Stock Incentive Plan (the "Plan"). The Plan, effective May 1, 1992, provides for the granting of options to purchase up to an aggregate of 500,000 shares of Common Stock to certain key employees, officers, directors and consultants of the Company.

                         WINTHROP RESOURCES CORPORATION

                        DECEMBER 31, 1995, 1994 AND 1993

(7) SHAREHOLDERS' EQUITY (CONTINUED)
    Stock options and common shares reserved for grant under the Plan are as follows:

                                                                             OPTION
                                                               RESERVED      SHARES
                                                               FOR GRANT   OUTSTANDING    PRICE PER SHARE
                                                              -----------  -----------  --------------------
Balance, December 31, 1992..................................     230,000      270,000   $   5 3/8  $   5 1/2
  Granted...................................................     (50,000)      50,000       8 1/8      9 3/4
                                                              -----------  -----------
Balance, December 31, 1993..................................     180,000      320,000       5 3/8      9 3/4
  Granted...................................................     (37,500)      37,500    10 11/16     12 5/8
  Exercised.................................................      --          (14,166)      5 3/8      5 1/2
  Forfeited.................................................      13,334      (13,334)      5 3/8      5 1/2
                                                              -----------  -----------
Balance, December 31, 1994..................................     155,834      330,000       5 3/8     12 5/8
  Granted...................................................     (50,000)      50,000          12     17 3/4
                                                              -----------  -----------
Balance, December 31, 1995..................................     105,834      380,000       5 3/8     17 3/4
                                                              -----------  -----------
                                                              -----------  -----------

    Options granted have ten year terms and vest in equal installments over periods of three or four years beginning one year after date of grant. At December 31, 1995, options for 252,708 shares were exercisable.

    PUBLIC STOCK OFFERING -- On April 29, 1993, the Company completed a secondary public stock offering of 1,725,000 shares of Common Stock at $7 1/4 per share, with 750,000 shares being sold by the Company and 975,000 shares by certain selling shareholders. The net proceeds to the Company of that offering were $4,928,750.

    REPURCHASE OF COMMON STOCK -- On October 26, 1994, the Company's Board of Directors authorized and the Company implemented a Common Stock repurchase program in which it would purchase, from time to time in the market and/or in private transactions, up to an aggregate 250,000 shares of its own Common Stock. The program is intended to enable the Company to purchase shares in advance of possible option exercises by persons who have received options pursuant to the Company's 1992 Stock Incentive Plan. During the years ended December 31, 1995 and 1994, the Company has purchased and retired 95,600 and 85,666 shares of its Common Stock, respectively, at prices ranging from $10 3/8 to $17 1/8 per share.

RETAINED EARNINGS

    Common Stock cash dividends declared were $0.12 per share in 1995 and $0.08 per share in 1994. On October 25, 1995, upon declaration by the Board of Directors, the Company accrued a quarterly cash dividend of $0.03 per share payable January 2, 1996, to shareholders of record on December 15, 1995.

(8) PROFIT SHARING 401(K) PLAN
    The Company has a 401(k) profit sharing plan (the "Plan"). The Plan is a salary reduction cash or deferred profit sharing plan intended to meet the requirements of Section 401(k) and 401(a) of the Internal Revenue Code. All employees who have completed at least one year of service and have attained the age of 21 are eligible to participate in the Plan. The Plan allows eligible employees to contribute a certain percentage of their base compensation into the Plan each year. The Company may make discretionary contributions to the Plan on behalf of eligible participants in an amount determined by the Board of Directors.

    The Company's contributions to the Plan were $119,961, $88,766 and $73,779 for 1995, 1994 and 1993, respectively.

                         WINTHROP RESOURCES CORPORATION

                        DECEMBER 31, 1995, 1994 AND 1993

(9) QUARTERLY FINANCIAL DATA (UNAUDITED)
    Summarized quarterly financial data for the years ended December 31, 1995 and 1994, is as follows:

                                                                      QUARTER ENDED
                                                      ----------------------------------------------
                                                       MARCH 31    JUNE 30     SEPT 30      DEC 31
                                                      ----------  ----------  ----------  ----------
                                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1995:
  Revenues..........................................  $ 17,768.5  $ 22,981.0  $ 12,170.4  $ 15,788.9
  Net earnings......................................     3,259.1     2,766.6     2,688.6     2,841.7
    Per common share................................  $     0.41  $     0.35  $     0.34  $     0.36

1994:
  Revenues..........................................  $ 14,443.1  $ 13,424.2  $ 10,633.4  $ 31,377.1
  Net earnings......................................     2,214.7     2,025.3     1,523.1     3,597.8
    Per common share................................  $     0.28  $     0.25  $     0.19  $     0.45

(10) SUBSEQUENT EVENT
    On January 19, 1996, the Company acquired substantially all the assets of Capital Business Leasing, Inc., a Nevada corporation ("Capital"), headquartered in Henderson, Nevada with a sales office in Knoxville, Tennessee. Capital was a small ticket lease re-broker company that served as a focal point or consolidator of a variety of unrelated brokers. Capital's assets, which included cash, furniture and equipment and other intangibles including goodwill, were acquired pursuant to an asset purchase agreement for $7,100,000, of which the Company paid $5,100,000 on January 19, 1996, and $2,000,000 which will be paid on December 31, 1996 plus accrued interest thereon at a rate of six percent (6%) per annum. The Company plans to have its wholly-owned subsidiary, WINR Business Credit Corporation, operate the business as it was previously conducted. In 1995, over $50 million in equipment was placed in service through transactions processed by Capital.

No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to the date of this Prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    3
RISK FACTORS................................................    7
USE OF PROCEEDS.............................................   10
PRICE RANGE OF COMMON STOCK.................................   10
DIVIDEND POLICY.............................................   10
CAPITALIZATION..............................................   11
SELECTED FINANCIAL AND OTHER DATA...........................   12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
 OPERATIONS AND FINANCIAL CONDITION.........................   14
BUSINESS....................................................   19
MANAGEMENT..................................................   24
PRINCIPAL AND SELLING SHAREHOLDERS..........................   26
DESCRIPTION OF CAPITAL STOCK................................   28
DESCRIPTION OF NOTES........................................   30
UNDERWRITING................................................   35
LEGAL MATTERS...............................................   36
EXPERTS.....................................................   36
AVAILABLE INFORMATION.......................................   36
DOCUMENTS INCORPORATED BY REFERENCE.........................   37
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1

                                    WINTHROP
                             RESOURCES CORPORATION

                                     [LOGO]

                                1,500,000 Shares
                                of Common Stock
                                      and
                                 $25,000,000 of
                                   % Senior Notes
                                    due 2003

                              --------------------

                              P R O S P E C T U S

                              --------------------

                               PIPER JAFFRAY INC.

                                 DAIN BOSWORTH
                                  INCORPORATED

                                        , 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale and distribution of the Common Stock and the Notes being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee, the Nasdaq fee and the accountable expense allowance.

SEC registration fee..............................................  $  23,159
NASD filing fee...................................................      7,213
Nasdaq fees.......................................................     15,000
Printing expenses.................................................     50,000
Fees and expenses of Company counsel..............................     75,000
Fees and expenses of Company accountants..........................     35,000
Rating Agency Fee.................................................     53,750
Transfer Agent and Registrar fees.................................      3,000
Trustee and Note Registrar........................................      6,500
Blue Sky fees and expenses........................................      3,500
Miscellaneous.....................................................     12,878
                                                                    ---------
    Total.........................................................  $ 285,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Restated Articles of Incorporation limit the liability of its directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for liability for (i) any breach of the duty of loyalty to the Company or its shareholders,
(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Restated Articles.

    The Minnesota Business Corporation Act requires that the Company shall indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the Company. Reference is made to the detailed terms of the Minnesota indemnification statute (Minn. Stat. Section 302A.521) for a complete statement of such indemnification rights. The Company's Restated Bylaws require the Company to provide indemnification to the fullest extent of the Minnesota indemnification statute.

    The Company maintains a directors and officers insurance policy with a $3,000,000 coverage limit per occurrence and in the aggregate per year.

    Pursuant to Section 6 of the Purchase Agreement as set forth in Exhibit 1.1, the directors and officers of the Company are indemnified against certain civil liabilities that they may incur under the Securities Act of 1933 in connection with this Registration Statement and the related Prospectus.

ITEM 16.  EXHIBITS


      1.1  Form of Purchase Agreement (previously filed).
      4.1  Specimen Form of the Company's Common Stock Certificate (incorporated by reference to
           Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed April 24, 1992,
           (File No. 33-47435)(the "1992 Registration Statement")).

      4.2  Restated Articles of Incorporation of the Company (incorporated by reference to
           Exhibit 3.1 to the 1992 Registration Statement).
      4.3  Restated Bylaws of the Company as amended on April 21, 1992 (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 filed
           March 19, 1993 (File No. 33-59808)(the "1993 Registration Statement")).
      4.4  Restated Bylaws of the Company as amended on May 4, 1994 (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed June 8, 1994
           (File No. 33-80056)).
      4.5  Form of Indenture relating to the Notes, including Form of Note (previously filed).
      5.1  Opinion and Consent of Oppenheimer Wolff & Donnelly (previously filed).
     10.1  Winthrop Resources Corporation 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the 1992 Registration Statement).
     10.2  Office Lease Agreement dated January 15, 1987 between the Company and Alscor
           Investors Joint Venture, as amended in Amendment No. 1 dated August 11, 1988;
           Amendment No. 2 dated February 28, 1990; Amendment No. 3 dated June 1, 1991; and
           Amendment No. 4 dated October 16, 1991 (incorporated by reference to Exhibit 10.2 to the 1992 Registration Statement).
     10.3  Amendment No. 5 dated January 26, 1993 to the Office Lease Agreement between the
           Company and Alscor Investors Joint Venture dated January 15, 1987, as amended
           (incorporated by reference to Exhibit 10.3 to the 1993 Registration Statement).
     10.4  Form of Lease Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the 1992 Registration Statement filed June 4, 1992).
     10.5  Amendment No. 6 dated May 25, 1994 to the Office Lease Agreement between the Company and Alscor Investors Joint Venture dated January 15, 1987, as amended (incorporated reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended
           June 30, 1994 (File No. 0-20123)).
     10.6  Discretionary Credit Facility Letter of Agreement between the Company and First Bank
           National Association dated August 2, 1994 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30,
           1994 (File No. 0-20123)).
     10.7  Employment and Non-Competition Agreement dated as of October 26, 1994, between the
           Company and Kirk A. MacKenzie (incorporated by reference to Exhibit 10.19 to the
           Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No.
           0-20123)).
     10.8  Employment and Non-Competition Agreement dated as of October 26, 1994, between the
           Company and John L. Morgan (incorporated by reference to Exhibit 10.20 to the
           Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No.
           0-20123)).
     10.9  Employment and Non-Competition Agreement dated as of October 26, 1994, between the
           Company and Robert P. Murphy (incorporated by reference to Exhibit 10.21 to the
           Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No.
           0-20123)).
    10.10  Employment and Non-Competition Agreement dated as of October 26, 1994, between the
           Company and Jack A. Norqual (incorporated by reference to Exhibit 10.22 to the
           Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No.
           0-20123)).
    10.11  Addendum to Non-Statutory Stock Option Agreements dated June 17, 1992, October 27,
           1993 and October 26, 1994 between Robert P. Murphy and Winthrop Resources Corporation
           (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form
           10-K for the year ended December 31, 1994 (File No. 0-20123)).

    10.12  Discretionary Revolving Credit Note dated June 12, 1995 between the Company and First
           Bank National Association (incorporated by reference to Exhibit 10.1 to the Company's
           Quarterly Report on Form 10-Q for the period ended June 30, 1995 filed August 14,
           1995 (File No. 0-20123)).
    10.13  Letter of Agreement dated June 19, 1995 between the Company and Norwest Equipment
           Finance, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly
           Report on Form 10-Q for the period ended June 30, 1995 (File No. 0-20123)).
    10.14  Asset Purchase Agreement, dated as of January 19, 1996 by and between Winthrop
           Resources Corporation and Capital Business Leasing, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated January 19, 1996 filed February 5, 1996 (File No. 0-20123)).
     11.1  Statement Regarding Computation of Earnings Per Share incorporated by reference to
           Exhibit 11 to the Company's Annual Report on Form 10-K for the year ended December
           31, 1995 (File No. 0-20123) and to Exhibit 11 to the Company's Quarterly Report on
           Form 10-Q for the quarter ended March 31, 1996 (File No. 0-20123).
     12.1  Statements Regarding Computation of Ratios (previously filed).
     23.1  Consent of KPMG Peat Marwick LLP (filed herewith electronically).
     23.2  Consent of Oppenheimer Wolff & Donnelly (included in Exhibit 5.1).
     24.1  Power of Attorney (previously filed).
     25.1  Statement of Eligibility of Norwest Bank Minnesota, National Association, as Trustee
           (previously filed).


ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, except as to certain insurance policies, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on June 14, 1996.


                                          WINTHROP RESOURCES CORPORATION

                                          By          /s/ JOHN L. MORGAN

                                            ------------------------------------
                                                       John L. Morgan
                                                         PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on its behalf by the following persons on June 14, 1996 in the capacities indicated.



             SIGNATURE                         TITLE
- -----------------------------------  -------------------------

          /S/ JOHN L. MORGAN         President and Director
    ---------------------------       (Principal Executive
          John L. Morgan              Officer)

                                     Executive Vice President,
        /S/ KIRK A. MACKENZIE         Treasurer and Director
    ---------------------------       (Principal Financial and
         Kirk A. MacKenzie            Accounting Officer)

                                                                *By       /S/
                                                                JOHN L.
                       *                                        MORGAN
    ---------------------------      Senior Vice President and  ------------
          Jack A. Norqual             Director                  John L. Morgan
                                                                Pro se and
                                                                attorney-in-fact

                                                                *By      /S/
                                                                KIRK A.
                                                                MACKENZIE
                       *                                        ------------
    ---------------------------      Director                   Kirk A.
          Paul C. Reyelts                                       MacKenzie
                                                                Pro se and
                                                                attorney-in-fact

                       *
    ---------------------------      Director
        Gerald W. Simonson

                       *
    ---------------------------      Director and Secretary
          Mark L. Wilson

                         WINTHROP RESOURCES CORPORATION
                    INDEX TO EXHIBITS TO AMENDMENT NO. 1 TO
                       REGISTRATION STATEMENT ON FORM S-2



ITEM NO.   DESCRIPTION                                                           METHOD OF FILING
- ---------  ---------------------------------------------------  ---------------------------------------------------
   1.1     Form of Purchase Agreement.........................  Previously filed.
   4.1     Specimen Form of the Company's Common Stock
            Certificate.......................................  Incorporated by reference to Exhibit 4.1 to the
                                                                 Company's Registration Statement on Form S-1 filed
                                                                 April 24, 1992, (File No. 33-47435) (the "1992
                                                                 Registration Statement").
   4.2     Restated Articles of Incorporation of the
            Company...........................................  Incorporated by reference to Exhibit 3.1 to the
                                                                 1992 Registration Statement.
   4.3     Restated Bylaws of the Company as amended on April
            21, 1992..........................................  Incorporated by reference to Exhibit 3.2 to the
                                                                 Company's Registration Statement on Form S-1 filed
                                                                 March 19, 1993 (File No. 33-59808) (the "1993
                                                                 Registration Statement").
   4.4     Restated Bylaws of the Company as amended on May 4,
            1994..............................................  Incorporated by reference to Exhibit 4.3 to the
                                                                 Company's Registration Statement on Form S-8 filed
                                                                 June 8, 1994 (File No. 33-80056).
   4.5     Form of Indenture relating to the Notes, including
            Form of Note......................................  Previously filed.
   5.1     Opinion and Consent of Oppenheimer Wolff &
            Donnelly..........................................  Previously filed.
  10.1     Winthrop Resources Corporation 1992 Stock Incentive
            Plan..............................................  Incorporated by reference to Exhibit 10.1 to the
                                                                 1992 Registration Statement.
  10.2     Office Lease Agreement dated January 15, 1987
            between the Company and Alscor Investors Joint
            Venture, as amended in Amendment No. 1 dated
            August 11, 1988; Amendment No. 2 dated February
            28, 1990; Amendment No. 3 dated June 1, 1991; and
            Amendment No. 4 dated October 16, 1991              Incorporated by reference to Exhibit 10.2 to the
                                                                 1992 Registration Statement.
  10.3     Amendment No. 5 dated January 26, 1993 to the
            Office Lease Agreement between the Company and
            Alscor Investors Joint Venture dated January 15,
            1987, as amended..................................  Incorporated by reference to Exhibit 10.3 to the
                                                                 1993 Registration Statement.
  10.4     Form of Lease Agreement............................  Incorporated by reference to Exhibit 10.9 to
                                                                 Amendment No. 1 to the 1992 Registration Statement
                                                                 filed June 4, 1992.
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ITEM NO.   DESCRIPTION                                                           METHOD OF FILING
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
  10.5     Amendment No. 6 dated May 25, 1994 to the Office
            Lease Agreement between the Company and Alscor
            Investors Joint Venture dated January 15, 1987, as
            amended...........................................  Incorporated reference to Exhibit 10.1 to the
                                                                 Quarterly Report on Form 10-Q for the period ended
                                                                 June 30, 1994 (File No. 0-20123).
  10.6     Discretionary Credit Facility Letter of Agreement
            between the Company and First Bank National
            Association dated August 2, 1994..................  Incorporated by reference to Exhibit 10.1 to the
                                                                 Company's Quarterly Report on Form 10-Q for the
                                                                 period ended September 30, 1994 (File No.
                                                                 0-20123).
  10.7     Employment and Non-Competition Agreement dated as
            of October 26, 1994, between the Company and Kirk
            A. MacKenzie                                        Incorporated by reference to Exhibit 10.19 to the
                                                                 Company's Annual Report on Form 10-K for the year
                                                                 ended December 31, 1994 (File No. 0-20123).
  10.8     Employment and Non-Competition Agreement dated as
            of October 26, 1994, between the Company and John
            L. Morgan.........................................  Incorporated by reference to Exhibit 10.20 to the
                                                                 Company's Annual Report on Form 10-K for the year
                                                                 ended December 31, 1994 (File No. 0-20123).
  10.9     Employment and Non-Competition Agreement dated as
            of October 26, 1994, between the Company and
            Robert P. Murphy..................................  Incorporated by reference to Exhibit 10.21 to the
                                                                 Company's Annual Report on Form 10-K for the year
                                                                 ended December 31, 1994 (File No. 0-20123).
  10.10    Employment and Non-Competition Agreement dated as
            of October 26, 1994, between the Company and Jack
            A. Norqual........................................  Incorporated by reference to Exhibit 10.22 to the
                                                                 Company's Annual Report on Form 10-K for the year
                                                                 ended December 31, 1994 (File No. 0-20123).
  10.11    Addendum to Non-Statutory Stock Option Agreements
            dated June 17, 1992, October 27, 1993 and October
            26, 1994 between Robert P. Murphy and Winthrop
            Resources Corporation.............................  Incorporated by reference to Exhibit 10.23 to the
                                                                 Company's Annual Report on Form 10-K for the year
                                                                 ended December 31, 1994 (File No. 0-20123).
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ITEM NO.   DESCRIPTION                                                           METHOD OF FILING
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
  10.12    Discretionary Revolving Credit Note dated June 12,
            1995 between the Company and First Bank National
            Association.......................................  Incorporated by reference to Exhibit 10.1 to the
                                                                 Company's Quarterly Report on Form 10-Q for the
                                                                 period ended June 30, 1995 filed August 14, 1995
                                                                 (File No. 0-20123).
  10.13    Letter of Agreement dated June 19, 1995 between the
            Company and Norwest Equipment Finance, Inc........  Incorporated by reference to Exhibit 10.1 to the
                                                                 Company's Quarterly Report on Form 10-Q for the
                                                                 period ended June 30, 1995 (File No. 0-20123).
  10.14    Asset Purchase Agreement, dated as of January 19,
            1996 by and between Winthrop Resources Corporation
            and Capital Business Leasing, Inc.................  Incorporated by reference to Exhibit 2.1 to the
                                                                 Company's Current Report on Form 8-K dated January
                                                                 19, 1996 filed February 5, 1996 (File No.
                                                                 0-20123).
  11.1     Statement Regarding Computation of Earnings Per
            Share.............................................  Incorporated by reference to Exhibit 11 to the
                                                                 Company's Annual Report on Form 10-K for the year
                                                                 ended December 31, 1995 (File No. 0-20123) and to
                                                                 Exhibit 11 to the Company's Quarterly Report on
                                                                 Form 10-Q for the quarter ended March 31, 1996
                                                                 (File No. 0-20123).
  12.1     Statements Regarding Computation of Ratios.........  Previously filed.
  23.1     Consent of KPMG Peat Marwick LLP...................  Filed herewith electronically.
  23.2     Consent of Oppenheimer Wolff & Donnelly............  Included in Exhibit 5.1.
  24.1     Power of Attorney..................................  Previously filed.
  25.1     Statement of Eligibility of Norwest Bank Minnesota,
            National Association, as Trustee..................  Previously filed.
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